Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Financial Statements December 31, 2013 and 2012 (With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2013, 2012 and January 1, 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013, 2012 and January 1, 2012 and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2 to the consolidated financial statements, the Group applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ and recognized remeasurements in other comprehensive income, and the Group adopted K-IFRS No. 1110, ‘Consolidated Financial Statements’ to determine the scope of consolidation. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated financial statements for the year ended December 31, 2012, and the consolidated statement of financial position as of January 1, 2012.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 14, 2014

This report is effective as of March 14, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013, 2012 and January 1, 2012

(In millions of won)	Note	December 31, 2013		December 31, 2012 (restated)	January 1, 2012 (restated)

Assets
Cash and due from banks	4,8,20	￦	16,472,509	13,507,249	14,799,035
Trading assets	4,9,20		18,033,298	16,654,255	14,520,784
Financial assets designated at fair value through profit or loss	4,10,20		3,360,765	2,542,333	1,800,846
Derivative assets	4,11		1,717,468	2,170,765	2,321,301
Loans, net	4,12,20		205,722,718	200,288,636	193,229,389
Available-for-sale financial assets	4,13,20		33,604,301	36,283,918	34,015,741
Held-to-maturity financial assets	4,13,20		11,031,307	11,659,682	11,894,664
Property and equipment, net	14,20		3,214,303	3,108,457	2,993,860
Intangible assets, net	15		4,226,378	4,195,496	4,203,460
Investments in associates	16		328,567	298,518	248,848
Current tax receivable			6,184	14,128	9,022
Deferred tax assets	42		196,780	99,964	31,464
Investment properties, net	17		690,257	778,505	515,362
Other assets, net	4,18		12,449,193	13,282,907	10,948,286
Assets held for sale			242,815	54,412	15,792

Total assets		￦	311,296,843	304,939,225	291,547,854

Liabilities
Deposits	4,21	￦	178,809,881	173,295,702	166,243,830
Trading liabilities	4,22		1,258,283	1,370,723	704,418
Financial liabilities designated at fair value through profit or loss	4,23		5,909,130	4,822,197	3,298,409
Derivative liabilities	4,11		2,026,534	1,904,044	1,972,197
Borrowings	4,24		20,142,908	19,518,040	20,255,421
Debt securities issued	4,25		37,491,439	38,838,467	39,735,249
Liability for defined benefit obligations	26		117,655	222,333	275,435
Provisions	27		750,283	747,885	869,632
Current tax payable			239,174	253,524	568,074
Deferred tax liabilities	42		14,625	41,746	21,816
Liabilities under insurance contracts	28		15,656,455	13,418,559	10,867,254
Other liabilities	4,29		19,020,815	21,592,861	19,816,727

Total liabilities			281,437,182	276,026,081	264,628,462

Equity	30
Capital stock			2,645,053	2,645,053	2,645,053
Other equity instrument			537,443	537,443	238,582
Capital surplus			9,887,335	9,887,199	9,886,849
Capital adjustments			(393,128)	(393,097)	(392,654)
Accumulated other comprehensive income			671,807	980,121	1,032,780
Retained earnings			14,194,163	12,715,172	11,046,478

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			27,542,673	26,371,891	24,457,088
Non-controlling interests	30		2,316,988	2,541,253	2,462,304

Total equity			29,859,661	28,913,144	26,919,392

Total liabilities and equity		￦	311,296,843	304,939,225	291,547,854

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012 (restated)

Interest income		￦	12,588,015	13,998,109
Interest expense			(5,985,159)	(7,018,391)

Net interest income	32		6,602,856	6,979,718

Fees and commission income			3,489,624	3,491,104
Fees and commission expense			(2,103,269)	(1,947,959)

Net fees and commission income	33		1,386,355	1,543,145

Net insurance loss	28		(379,322)	(209,303)
Dividend income	34		158,016	174,325
Net trading income	35		77,034	607,861
Net foreign currency transaction gain			296,187	280,028
Net loss on financial instruments designated at fair value through profit or loss	36		(122,020)	(532,070)
Net gain on sale of available-for-sale financial assets	13		700,609	535,578
Impairment losses on financial assets	37		(1,339,897)	(1,416,220)
General and administrative expenses	38		(4,202,550)	(4,061,576)
Net other operating expenses	40		(539,687)	(723,519)

Operating income			2,637,581	3,177,967

Equity in income of associates	16		7,286	27,538
Other non-operating income (loss), net	41		37,268	25,131

Profit before income taxes			2,682,135	3,230,636

Income tax expense	42		(622,565)	(738,727)

Profit for the year	30,43		2,059,570	2,491,909

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations			(57,845)	(84,917)
Net change in unrealized fair value of available-for-sale financial assets			(270,103)	13,441
Equity in other comprehensive income of associates			(4,811)	4,097
Net change in unrealized fair value of cash flow hedges			6,089	15,655
Other comprehensive income (loss) of separate account			(1,829)	570

			(328,499)	(51,154)

Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			18,599	179

Total other comprehensive loss, net of income tax	30		(309,900)	(50,975)

Total comprehensive income for the year		￦	1,749,670	2,440,934

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share)	Note	2013		2012 (restated)

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	￦	1,902,808	2,321,890
Non-controlling interest			156,762	170,019

		￦	2,059,570	2,491,909

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	1,594,494	2,269,231
Non-controlling interest			155,176	171,703

		￦	1,749,670	2,440,934

Earnings per share:	30,43
Basic and diluted earnings per share in won		￦	3,819	4,684

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Changes in accounting policy		—	—	—	—	(156,168)	216,755	60,587	—	60,587
Restated Balance at January 1, 2012		2,645,053	238,582	9,886,849	(392,654)	1,032,780	11,046,478	24,457,088	2,462,304	26,919,392
Profit for the period		—	—	—	—	—	2,321,890	2,321,890	170,019	2,491,909
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(84,695)	—	(84,695)	(222)	(84,917)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	12,852	—	12,852	589	13,441
Equity in other comprehensive income of associates		—	—	—	—	4,097	—	4,097	—	4,097
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,655	—	15,655	—	15,655
Other comprehensive income of separate account		—	—	—	—	570	—	570	—	570
Remeasurements of the defined benefit liability		—	—	—	—	(1,138)	—	(1,138)	1,317	179

		—	—	—	—	(52,659)	—	(52,659)	1,684	(50,975)

Total comprehensive income for the period		—	—	—	—	(52,659)	2,321,890	2,269,231	171,703	2,440,934

Transactions with owners, etc
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividends to hybrid bonds		—	—	—	—	—	(23,688)	(23,688)	—	(23,688)
Issuance of hybrid bonds		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(443)	—	—	(443)	—	(443)
Change in other non-controlling interests		—	—	—	—	—	—	—	(92,754)	(92,754)

		—	298,861	350	(443)	—	(653,196)	(354,428)	(92,754)	(447,182)

Balance at December 31, 2012	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (continued)

For the years ended December 31, 2013 and 2012

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	26,310,677	2,469,146	28,779,823
Changes in accounting policy		—	—	—	—	(154,699)	215,913	61,214	72,107	133,321
Restated Balance at January 1, 2013		2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Profit for the period		—	—	—	—	—	1,902,808	1,902,808	156,762	2,059,570
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(57,825)	—	(57,825)	(20)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(268,854)	—	(268,854)	(1,249)	(270,103)
Equity in other comprehensive income of associates		—	—	—	—	(4,811)	—	(4,811)	—	(4,811)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	6,089	—	6,089	—	6,089
Other comprehensive income of separate account		—	—	—	—	(1,829)	—	(1,829)	—	(1,829)
Remeasurements of defined benefit liability		—	—	—	—	18,916	—	18,916	(317)	18,599

		—	—	—	—	(308,314)	—	(308,314)	(1,586)	(309,900)

Total comprehensive income for the period		—	—	—	—	(308,314)	1,902,808	1,594,494	155,176	1,749,670

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(29,939)	(29,939)	—	(29,939)
Change in other capital adjustments		—	—	136	—	—	—	136	—	136
Change in other capital adjustments		—	—	—	(31)	—	—	(31)	—	(31)
Change in other non-controlling interests		—	—	—	—	—	—	—	(379,441)	(379,441)

		—	—	136	(31)	—	(423,817)	(423,712)	(379,441)	(803,153)

Balance at December 31, 2013	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,673	2,316,988	29,859,661

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012 (restated)

Cash flows from operating activities
Profit before income taxes		￦	2,682,135	3,230,636
Adjustments for:
Net interest income	32		(6,602,856)	(6,979,718)
Dividend income	34		(158,016)	(174,325)
Net fees and commission expense			82,410	39,142
Insurance expense	28		2,760,884	3,043,780
Net trading loss (income)	35		227,976	(414,253)
Net foreign currency transaction gain			(2,520)	(86,820)
Net loss (gain) on financial assets designated at fair value through profit or loss	36		(177,645)	353,830
Gain on disposal of available-for-sale financial assets	13		(700,609)	(535,578)
Provision for allowance	12		1,124,927	1,315,365
Impairment losses on other financial assets			214,970	100,855
Salaries expense			80,600	146,501
Depreciation and amortization	38		319,730	298,836
Other operating income			61,074	(534,076)
Equity in income of associates	16		(7,286)	(27,538)
Other non-operating loss (income), net			15,510	(25,126)

			(2,760,851)	(3,479,125)

Changes in assets and liabilities:
Due from banks			(1,954,448)	1,843,530
Trading assets			(1,305,364)	(1,414,528)
Financial instruments designated at fair value through profit or loss			396,252	467,291
Derivative assets			21,049	301,268
Loans			(7,444,790)	(8,940,062)
Other assets			(65,799)	(3,232,456)
Deposits			5,825,422	8,444,336
Liability for defined benefit obligations	26		(140,462)	(206,635)
Provision	27		(105,796)	(154,851)
Other liabilities			(2,315,596)	6,530,566

			(7,089,532)	3,638,459

Income taxes paid			(695,725)	(1,074,846)
Interest received			12,499,754	13,569,246
Interest paid			(5,891,494)	(6,990,531)
Dividends received			156,196	174,475

Net cash provided by (used in) operating activities		￦	(1,099,517)	9,068,314

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flow (continued)

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012 (restated)

Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		￦	57,833	52,909
Acquisition of financial assets designated at fair value through profit or loss			(7,937)	(134,507)
Proceeds from disposition of available-for-sale financial assets			29,917,886	40,687,182
Acquisition of available-for-sale financial assets			(26,999,720)	(42,572,548)
Proceeds from redemption of held-to-maturity financial assets			2,393,951	2,684,122
Acquisition of held-to-maturity financial assets			(1,806,589)	(2,489,373)
Proceeds from disposition of property and equipment	14,41		29,021	8,017
Acquisition of property and equipment	14		(294,003)	(292,898)
Proceeds from disposition of intangible assets	15,41		8,097	6,711
Acquisition of intangible assets	15		(154,407)	(123,736)
Proceeds from disposition of investments in associates			27,466	50,125
Acquisition of investments in associates			(55,389)	(43,353)
Proceeds from disposition of investment property	17,41		38,085	2,880
Acquisition of investment property	17		(234,432)	(296,316)
Proceeds from disposition of assets held for sale			49,185	6,489
Net increase (decrease) in other assets			39,509	(166,593)
Net increase (decrease) in derivatives			2,073	(58)
Business combinations, net of cash acquired	45		385,291	95,270

Net cash provided by (used in) investing activities			3,395,920	(2,525,677)

Cash flows from financing activities
Issuance of hybrid bond			—	298,860
Proceeds from borrowings			21,665,428	22,256,148
Repayments of borrowings			(21,142,955)	(22,743,958)
Proceeds from debt securities issued			10,338,560	11,696,281
Repayments of debt securities issued			(11,352,135)	(12,506,217)
Repayments of preferred stock			—	(3,765,124)
Net increase in other liabilities			31,893	20,996
Dividends paid			(424,014)	(650,697)
Net cash flows from derivative financial instruments for hedging purposes			(24,292)	36,752
Decrease in non-controlling interest			(379,441)	(164,874)

Net cash used in financing activities			(1,286,956)	(5,521,833)

Effect of exchange rate fluctuations on cash and cash equivalents held			3,964	4,316

Increase in cash and cash equivalents			1,013,411	1,025,120

Cash and cash equivalents at beginning of year	45		5,007,765	3,982,645

Cash and cash equivalents at end of year	45	￦	6,021,176	5,007,765

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2013 and 2012 are as follows: Ownership (%)

Investor	Investee(*1)	Location	Date of financial information	Ownership (%)
				2013	2012 (restated)
Shinhan Financial Group	Shinhan Bank	Korea	December, 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1.	Reporting entity (continued)

Investor	Investee	Location	Date of financial information	Ownership (%)
				2013	2012 (restated)
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	December, 31	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity	Symphony Energy Co., Ltd.(*2)	Korea	—	—	77.6
”	HKC&T Co., Ltd.	”	September, 30	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	38.7
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	December, 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	The investee was liquidated for the current period

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in The Act on External Audit of Stock Companies in the Republic of Korea.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in note 5.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

2.	Basis of preparation (continued)

(e)	Changes in accounting policies

i)	K-IFRS No.1001, Presentation of Financial Statements

The Group has applied the amendments to K-IFRS No.1001, Presentation of Financial Statements since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii)	K-IFRS No.1110, Consolidated Financial Statement

The Group adopted K-IFRS No.1110, Consolidated Financial Statements since January 1, 2013. As a result, the Group has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No.1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

iii)	K-IFRS No.1111, Joint Arrangements

The Group adopted K-IFRS No.1111, Joint Arrangements since January 1, 2013. The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

iv)	K-IFRS No.1112, Disclosure of Interests in Other Entities

The Group adopted K-IFRS No.1112, Disclosure of Interests in Other Entities since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. (See Note 49)

v)	Amendments to K-IFRS No.1019, Employee Benefits

The Group has applied the amendments to K-IFRS No.1019, Employee Benefits since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

vi)	K-IFRS No.1113, Fair Value Measurement

The Group adopted K-IFRS No.1113, Fair Value Measurement since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. (See Note 4.(f))

vii)	Amendments to K-IFRS No. 1107, Financial Instruments: Disclosures

The Group has applied the amendments to K-IFRS No.1107, Financial Instruments: Disclosures since January 1, 2013. The amendments require to disclose information so that users of its financial statements are able to evaluate the effect or potential effect of netting arrangements and similar agreements on the Group’s financial position. (See Note 4.(h))

(f)	Impact of changes in accounting policy

The following table summarizes the adjustments made to the Group’s consolidated statements of financial position as of December 31, 2012 and January 1, 2012.

	December, 31 2012
	As previously reported		Adjustments			As restated
			K-IFRS No.1110	K-IFRS No.1019	Sub-total
Assets	￦
Cash and due from banks		13,394,331	112,918	—	112,918	13,507,249
Trading assets		14,018,894	2,635,361	—	2,635,361	16,654,255
Financial assets designated at fair value through profit or loss		2,585,111	(42,778)	—	(42,778)	2,542,333
Derivative assets		2,164,852	5,913	—	5,913	2,170,765
Loans, net		199,655,732	632,904	—	632,904	200,288,636
Available-for-sale financial assets		36,328,429	(44,511)	—	(44,511)	36,283,918
Held-to-maturity financial assets		11,659,215	467	—	467	11,659,682
Property and equipment, net		3,046,686	61,771	—	61,771	3,108,457
Intangible assets, net		4,190,776	4,720	—	4,720	4,195,496
Investments in associates		298,518	—	—	—	298,518
Current tax receivable		14,128	—	—	—	14,128
Deferred tax assets		95,970	3,994	—	3,994	99,964
Investment properties, net		246,970	531,535	—	531,535	778,505
Other assets, net		13,094,465	188,442	—	188,442	13,282,907
Assets held for sale		54,412	—	—	—	54,412

Total assets		300,848,489	4,090,736	—	4,090,736	304,939,225

Liabilities
Deposits		170,096,454	3,199,248	—	3,199,248	173,295,702
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at fair value through profit or loss		4,822,197	—	—	—	4,822,197
Derivative liabilities		1,904,044	—	—	—	1,904,044
Borrowings		18,891,378	626,662	—	626,662	19,518,040
Debt securities issued		38,840,175	(1,708)	—	(1,708)	38,838,467
Liability for defined benefit obligations		214,068	8,265	—	8,265	222,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

	December, 31 2012
	As previously reported		Adjustments			As restated
			K-IFRS No.1110	K-IFRS No.1019	Sub-total
Provisions		746,846	1,039	—	1,039	747,885
Current tax payable		252,283	1,241	—	1,241	253,524
Deferred tax liabilities		19,890	21,856	—	21,856	41,746
Liabilities under insurance contracts		13,418,559	—	—	—	13,418,559
Other liabilities		21,492,049	100,812	—	100,812	21,592,861

Total liabilities		272,068,666	3,957,415	—	3,957,415	276,026,081

Equity
Capital stock		2,645,053	—	—	—	2,645,053
Other equity instrument		537,443	—	—	—	537,443
Capital surplus		9,887,199	—	—	—	9,887,199
Capital adjustments		(393,097)	—	—	—	(393,097)
Accumulated other comprehensive income		1,134,820	5,059	(159,758)	(154,699)	980,121
Retained earnings		12,499,259	56,155	159,758	215,913	12,715,172
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.		26,310,677	61,214	—	61,214	26,371,891
Non-controlling interests		2,469,146	72,107	—	72,107	2,541,253

Total equity		28,779,823	133,321	—	133,321	28,913,144

Total liabilities and equity	￦	300,848,489	4,090,736	—	4,090,736	304,939,225

	January 1, 2012
	As previously reported		Adjustments			As restated
			K-IFRS No.1110	K-IFRS No.1019	Sub-total
Assets
Cash and due from banks	￦	14,730,932	68,103	—	68,103	14,799,035
Trading assets		11,954,266	2,566,518	—	2,566,518	14,520,784
Financial assets designated at fair value through profit or loss		1,800,846	—	—	—	1,800,846
Derivative assets		2,319,585	1,716	—	1,716	2,321,301
Loans, net		192,572,571	656,818	—	656,818	193,229,389
Available-for-sale financial assets		34,105,747	(90,006)	—	(90,006)	34,015,741
Held-to-maturity financial assets		11,894,664	—	—	—	11,894,664
Property and equipment, net		2,993,860	—	—	—	2,993,860
Intangible assets, net		4,203,460	—	—	—	4,203,460
Investments in associates		248,848	—	—	—	248,848
Current tax receivable		9,022	—	—	—	9,022
Deferred tax assets		29,202	2,262	—	2,262	31,464
Investment properties, net		275,123	240,239	—	240,239	515,362
Other assets, net		10,887,878	60,408	—	60,408	10,948,286
Assets held for sale		15,792	—	—	—	15,792

Total assets		288,041,796	3,506,058	—	3,506,058	291,547,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

	January 1, 2012
	As previously reported		Adjustments			As restated
			K-IFRS No.1110	K-IFRS No.1019	Sub-total
Liabilities
Deposits		163,015,732	3,228,098	—	3,228,098	166,243,830
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at fair value through profit or loss		3,298,409	—	—	—	3,298,409
Derivative liabilities		1,972,197	—	—	—	1,972,197
Borrowings		20,033,246	222,175	—	222,175	20,255,421
Debt securities issued		39,736,958	(1,709)	—	(1,709)	39,735,249
Liability for defined benefit obligations		274,661	774	—	774	275,435
Provisions		869,592	40	—	40	869,632
Current tax payable		568,074	—	—	—	568,074
Deferred tax liabilities		282	21,534	—	21,534	21,816
Liabilities under insurance contracts		10,867,254	—	—	—	10,867,254
Other liabilities		19,842,168	(25,441)	—	(25,441)	19,816,727

Total liabilities		261,182,991	3,445,471	—	3,445,471	264,628,462

Equity
Capital stock		2,645,053	—	—	—	2,645,053
Other equity instrument		238,582	—	—	—	238,582
Capital surplus		9,886,849	—	—	—	9,886,849
Capital adjustments		(392,654)	—	—	—	(392,654)
Accumulated other comprehensive income		1,188,948	2,452	(158,620)	(156,168)	1,032,780
Retained earnings		10,829,723	58,135	158,620	216,755	11,046,478
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.		24,396,501	60,587	—	60,587	24,457,088
Non-controlling interests		2,462,304	—	—	—	2,462,304

Total equity		26,858,805	60,587	—	60,587	26,919,392

Total liabilities and equity	￦	288,041,796	3,506,058	—	3,506,058	291,547,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

The following table summarizes the adjustments made to the Group’s consolidated statements of comprehensive income for the year ended December 31, 2012.

	2012
	As previously reported		Adjustments			As restated
			K-IFRS No.1110	K-IFRS No.1019	Sub-total
Interest income	￦	13,857,112	140,997	—	140,997	13,998,109
Interest expense		(6,882,901)	(135,490)	—	(135,490)	(7,018,391)

Net interest income		6,974,211	5,507	—	5,507	6,979,718

Fees and commission income		3,513,839	(22,735)	—	(22,735)	3,491,104
Fees and commission expense		(1,941,748)	(6,211)	—	(6,211)	(1,947,959)

Net fees and commission income		1,572,091	(28,946)	—	(28,946)	1,543,145

Net insurance loss		(209,303)	—	—	—	(209,303)
Dividend income		175,783	(1,458)	—	(1,458)	174,325
Net trading income (loss)		595,866	11,995	—	11,995	607,861
Net foreign currency transaction gain		280,028	—	—	—	280,028
Net gain (loss) on financial instruments designated at fair value through profit or loss		(532,070)	—	—	—	(532,070)
Net gain on sale of available-for-sale financial assets		536,581	(1,003)	—	(1,003)	535,578
Impairment losses on financial assets		(1,415,794)	(426)	—	(426)	(1,416,220)
General and administrative expenses		(4,059,560)	(1,780)	(236)	(2,016)	(4,061,576)
Net other operating expenses		(723,881)	362	—	362	(723,519)

Operating income		3,193,952	(15,749)	(236)	(15,985)	3,177,967

Equity in income of associates		27,538	—	—	—	27,538
Other non-operating income (loss), net		11,522	13,609	—	13,609	25,131

Income before income taxes		3,233,012	(2,140)	(236)	(2,376)	3,230,636

Income tax expense		(738,944)	160	57	217	(738,727)

Net income for the year		2,494,068	(1,980)	(179)	(2,159)	2,491,909

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		(85,343)	426	—	426	(84,917)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

	2012
	As previously reported		Adjustments			As restated
			K-IFRS No.1110	K-IFRS No.1019	Sub-total
Net change in unrealized fair value of available-for-sale financial assets		11,260	2,181	—	2,181	13,441
Equity in other comprehensive income of associates		4,097	—	—	—	4,097
Net change in unrealized fair value of cash flow hedges		15,655	—	—	—	15,655
Other comprehensive income (loss) of separate account		570	—	—	—	570

		(53,761)	2,607	—	2,607	(51,154)

Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		—	—	179	179	179

Total other comprehensive loss, net of income tax		(53,761)	2,607	179	2,786	(50,975)

Total comprehensive income for the year		2,440,307	627	—	627	2,440,934

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		2,322,732	(1,980)	1,138	(842)	2,321,890
Non-controlling interest		171,336	—	(1,317)	(1,317)	170,019

		2,494,068	(1,980)	(179)	(2,159)	2,491,909

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		2,268,604	627	—	627	2,269,231
Non-controlling interest		171,703	—	—	—	171,703

		2,440,307	627	—	627	2,440,934

Earnings per share:
Basic and diluted earnings per share in won	￦	4,686	(2)	—	(2)	4,684

Cash and cash equivalents as of January 1, 2012 were increased by ￦13,303million. And cash flows from financing activities for the year ended December 31, 2012 were increased by ￦355,138million, and cash flows from operating activities and investing activities were decreased by ￦9,584million and ￦316,818million respectively. As a result, cash and cash equivalents as of December 31, 2012 were increased by ￦42,039million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

2.	Basis of preparation (continued)

(i)	K-IFRS No.1110, Consolidated Financial Statements

The Group re-assessed the control conclusion for its investees as of January 1, 2013. As a consequence, the Group changed its control relationship with its investees as below.

Newly included subsidiaries	Reason
Everdigm Corp.	The practical ability to direct the relevant activities
Guaranteed principal money trusts	The Group is exposed, or has rights, to variable returns from its involvement with the guaranteed principal money trusts and has the ability to affect those returns through its power over these investees. Accordingly, they are newly consolidated. Prior to the adoption of K-IFRS No. 1110, they had not been consolidated since the Group had not held the majority of the benefits or the residual risk.

(ii)	Amendments to K-IFRS No.1111, Joint Arrangements

As a result of the adoption of K-IFRS No.1111, the Group has changed its accounting policy with respect to its interests in joint arrangements.

Under K-IFRS No.1111, the Group classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Group’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Group considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Group has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Group.

(iii)	Amendments to K-IFRS No.1019, Employee Benefits

As a result of the application the amendments to K-IFRS No.1019, the Group has restated the comparative financial information for the prior periods, retrospectively.

(g)	Approval of the consolidated financial statements

The consolidated financial statements were approved by the Board of Director in February 11, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 26, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group has reportable segments which consist of banking, credit card, securities, life insurance, others, as described in note 7.

(b)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date when control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii)	Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

iii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Business combinations

i)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No. 1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No. 1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii)	Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the group does not recognize goodwill since the transaction is regarded as equity transaction.

(d)	Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Derivative financial instruments including hedge accounting

Derivative financial instruments are classified as either trading or hedging if they qualify for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No. 1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv)	Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	the disappearance of an active market for that financial asset because of financial difficulties

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(l)	Leased assets

i)	Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operations

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operations and the parent entity’s functional currency (Korean won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(q)	Equity

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii)	Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii)	Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments, Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts.

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Guarantee reserve

At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of claims for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent years but collected before the reporting date.

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

Reserve for losses on dividend insurance contract

In accordance with the Regulation on Supervision of Insurance Business, the Group accumulates reserve for losses of participating insurance contract within 30/100 of policyholders’ share in dividend-paying insurance income. A reserve for compensation for losses on dividend-paying insurance contracts accumulated shall be used for replenishing the losses of the participating insurance contract, and the balance after the replenishment shall be used as for the source of policyholders’ dividend for individual policyholders, for five fiscal years from the end of the fiscal year when the accumulation is made.

ii)	Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iv)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i)	Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(x)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(y)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(z)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(ab)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2014, and the Group has not early adopted them.

i)	Amendments to K-IFRS No. 1032, ‘Financial Instruments: Presentation’

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted. The amendments are not expected to have a material effect on the Group’s financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

4.	Financial risk management (continued)

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

4.	Financial risk management (continued)

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Risk Management Department. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel III requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

4.	Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank . The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)

Due from banks and loans (*1)(*6)	￦	219,551,119	210,798,802
Banks		14,392,195	11,126,070
Retail		85,959,631	82,924,709
Government		9,296,770	7,597,140
Corporate		92,920,898	92,082,186
Card receivable		16,981,625	17,068,697
Trading assets		15,339,949	14,277,000
Financial assets designated at FVTPL(*3)		1,890,919	1,325,646
AFS financial assets(*4)		28,581,427	31,371,415
HTM financial assets(*5)		11,031,307	11,659,682
Derivative assets		1,717,468	2,170,765
Other financial assets (*1)(*2)		8,603,430	9,563,182
Financial guarantee contracts		2,457,712	2,895,878
Loan commitments and other liabilities for credit		74,824,310	72,383,708

	￦	363,997,641	356,446,078

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	FVTPL: fair value through profit or loss
(*4)	AFS: available-for-sale
(*5)	HTM: held-to-maturity
(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

iii)	Due from banks and loans by past due or impairment

Due from banks and loans as of December 31, 2013 and 2012 are as follows:

	2013
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Past due but not impaired		—	505,408	197	492,877	552,954	1,551,436
Impaired		—	273,316	—	1,670,702	442,301	2,386,319

		14,406,019	86,239,500	9,302,087	94,462,184	17,629,441	222,039,231
Less: allowance		(13,824)	(279,869)	(5,317)	(1,541,286)	(647,816)	(2,488,112)

	￦	14,392,195	85,959,631	9,296,770	92,920,898	16,981,625	219,551,119

	2012 (restated)
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,133,952	82,394,657	7,600,456	91,602,154	16,539,121	209,270,340
Past due but not impaired		116	438,505	378	496,409	739,736	1,675,144
Impaired		—	478,247	—	1,646,130	533,902	2,658,279

		11,134,068	83,311,409	7,600,834	93,744,693	17,812,759	213,603,763
Less: allowance		(7,998)	(386,700)	(3,694)	(1,662,507)	(744,062)	(2,804,961)

	￦	11,126,070	82,924,709	7,597,140	92,082,186	17,068,697	210,798,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of December 31, 2013 and 2012 are as follows:

	2013
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	14,406,019	79,598,552	9,300,931	55,623,367	14,186,554	173,115,423
Grade 2 (*1)		—	5,862,224	959	36,675,238	2,447,632	44,986,053

		14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Less: allowance		(13,823)	(141,374)	(5,315)	(722,229)	(322,158)	(1,204,899)

	￦	14,392,196	85,319,402	9,296,575	91,576,376	16,312,028	216,896,577

Mitigation of credit risk due to collateral (*2)	￦	124,204	58,302,024	408	47,932,602	5,058	106,364,296

	2012 (restated)
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	11,133,866	79,418,399	7,597,923	54,675,569	15,186,242	168,011,999
Grade 2 (*1)		86	2,976,258	2,533	36,926,585	1,352,879	41,258,341

		11,133,952	82,394,657	7,600,456	91,602,154	16,539,121	209,270,340
Less: allowance		(7,998)	(141,664)	(3,690)	(1,070,722)	(321,865)	(1,545,939)

	￦	11,125,954	82,252,993	7,596,766	90,531,432	16,217,256	207,724,401

Mitigation of credit risk due to collateral (*2)	￦	124,104	55,043,349	388	41,733,524	5,529	96,906,894

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of December 31, 2013 and 2012 are as follows:

	2013
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	—	424,331	197	414,958	471,146	1,310,632
31~60 days		—	49,189	—	37,930	56,589	143,708
61~90 days		—	29,396	—	24,079	25,204	78,679
More than 90 days		—	2,492	—	15,910	15	18,417

		—	505,408	197	492,877	552,954	1,551,436
Less: allowance		—	(24,199)	(2)	(25,682)	(78,484)	(128,367)

	￦	—	481,209	195	467,195	474,470	1,423,069

Mitigation of credit risk due to collateral (*)	￦	—	341,937	44	275,010	59	617,050

	2012 (restated)
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	116	351,806	378	360,946	636,595	1,349,841
31~60 days		—	53,263	—	59,230	65,267	177,760
61~90 days		—	32,021	—	58,400	37,874	128,295
More than 90 days		—	1,415	—	17,833	—	19,248

		116	438,505	378	496,409	739,736	1,675,144
Less: allowance		—	(20,078)	(3)	(25,601)	(93,680)	(139,362)

	￦	116	418,427	375	470,808	646,056	1,535,782

Mitigation of credit risk due to collateral (*)	￦	—	266,454	44	271,123	22	537,643

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2013 and 2012 are as follows:

	2013
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	￦	—	273,316	—	1,670,702	442,301	2,386,319
Less: allowance		—	(114,296)	—	(793,377)	(247,174)	(1,154,847)

	￦	—	159,020	—	877,325	195,127	1,231,472

Mitigation of credit risk due to collateral (*)	￦	—	104,993	—	583,160	25	688,178

	2012 (restated)
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	￦	—	478,247	—	1,646,130	533,902	2,658,279
Less: allowance		—	(224,957)	—	(566,184)	(328,519)	(1,119,660)

	￦	—	253,290	—	1,079,946	205,383	1,538,619

Mitigation of credit risk due to collateral (*)	￦	—	124,546	—	606,059	6	730,611

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

iv)	Credit rating

Credit rating of debt securities as of December 31, 2013 and 2012 are as follows:

	2013
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,264,959	181,842	16,055,970	7,954,950	28,457,721
AA- to AA+		5,807,978	253,736	6,566,924	2,577,316	15,205,954
A- to A+		4,051,365	866,705	3,548,370	341,974	8,808,414
BBB- to BBB+		553,614	460,788	1,303,271	19	2,317,692
Lower than BBB-		271,603	—	419,464	23,305	714,372
Unrated		314,093	127,848	687,428	133,743	1,263,112

	￦	15,263,612	1,890,919	28,581,427	11,031,307	56,767,265

	2012 (restated)
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,376,337	177,567	19,868,860	9,594,512	34,017,276
AA- to AA+		4,601,391	131,845	5,923,292	1,411,353	12,067,881
A- to A+		3,376,639	527,359	3,175,284	293,422	7,372,704
BBB- to BBB+		1,243,112	350,891	1,419,647	19	3,013,669
Lower than BBB-		62,542	—	246,909	26,337	335,788
Unrated		179,051	137,984	737,423	334,039	1,388,497

	￦	13,839,072	1,325,646	31,371,415	11,659,682	58,195,815

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA-to AA+	AA-to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS: Korea Investors Service
(*2)	KR: Korea Ratings

Credit status of debt securities as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Neither past due nor impaired	￦	56,759,666	58,164,862
Impaired		7,599	30,952

	￦	56,767,265	58,195,814

Assets acquired through foreclosures amounting to ￦6,074 million and ￦9,977 million were classified as assets held for sale (non-business purpose property) as of December 31, 2013 and 2012, respectively.

v)	Concentration by geographic location

An analysis of concentration by geographic location for due from financial instrument, net of allowance, as of December 31, 2013 and 2012 are as follows:

		2013
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	￦	7,437,875	1,302,191	203,670	99,266	2,975,472	2,373,721	14,392,195
	Retail		85,220,722	230,881	226,899	30,824	23,792	226,513	85,959,631
	Government		8,824,682	222,567	141,928	39,176	936	67,481	9,296,770
	Corporate		84,444,327	1,271,063	1,640,463	935,723	1,892,867	2,736,455	92,920,898
	Card		16,961,645	6,302	2,008	2,320	3,413	5,937	16,981,625

			202,889,251	3,033,004	2,214,968	1,107,309	4,896,480	5,410,107	219,551,119

Trading assets			15,249,072	1,477	—	—	—	89,400	15,339,949
Financial assets designated at FVTPL(*1)			1,887,358	—	—	—	—	3,561	1,890,919
AFS financial assets(*2)			27,482,775	582,395	—	373,060	5,106	138,091	28,581,427
HTM financial assets(*3)			10,829,152	64,451	50,408	10,450	63,991	12,855	11,031,307

		￦	258,337,608	3,681,327	2,265,376	1,490,819	4,965,577	5,654,014	276,394,721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

		2012 (restated)
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	￦	7,631,544	538,588	142,839	104,819	1,112,010	1,596,270	11,126,070
	Retail		82,409,529	246,815	43,919	9,062	13,693	201,691	82,924,709
	Government		7,042,917	221,413	226,426	50,827	617	54,940	7,597,140
	Corporate		85,746,150	1,043,872	1,252,544	681,755	1,275,962	2,081,903	92,082,186
	Card		17,051,936	5,812	1,793	1,145	2,266	5,745	17,068,697

			199,882,076	2,056,500	1,667,521	847,608	2,404,548	3,940,549	210,798,802

Trading assets			13,830,184	—	1,127	—	—	445,689	14,277,000
Financial assets designated at FVTPL(*1)			1,322,056	—	—	—	—	3,590	1,325,646
AFS financial assets(*2)			30,771,099	264,487	—	218,275	—	117,554	31,371,415
HTM financial assets(*3)			11,525,398	1,210	62,629	19,609	—	50,836	11,659,682

		￦	257,330,813	2,322,197	1,731,277	1,085,492	2,404,548	4,558,218	269,432,545

(*1)	FVTPL: fair value through profit or loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

vi)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2013 and 2012 are as follows:

		2013
		Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	12,280,508	—	—	114,037	1,997,650	—	14,392,195
	Retail		—	—	—	—	—	85,959,631	85,959,631
	Government		8,979,578	—	125	51	317,016	—	9,296,770
	Corporate		3,120,088	32,099,156	12,912,762	16,244,112	28,544,780	—	92,920,898
	Card		49,173	149,566	129,553	27,929	489,201	16,136,203	16,981,625

			24,429,347	32,248,722	13,042,440	16,386,129	31,348,647	102,095,834	219,551,119

Trading assets			10,563,868	1,009,708	329,326	795,317	2,641,730	—	15,339,949
Financial assets designated at FVTPL(*1)			1,253,602	110,074	20,243	60,810	446,190	—	1,890,919
AFS financial assets(*2)			19,328,390	1,288,842	215,759	892,194	6,856,242	—	28,581,427
HTM financial assets(*3)			3,144,309	36,961	—	589,116	7,260,921	—	11,031,307

		￦	58,719,516	34,694,307	13,607,768	18,723,566	48,553,730	102,095,834	276,394,721

		2012 (restated)
		Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	10,090,348	—	—	120,696	915,026	—	11,126,070
	Retail		—	—	—	—	—	82,924,709	82,924,709
	Government		7,304,220	6	132	39	292,743	—	7,597,140
	Corporate		3,078,782	32,595,013	11,630,765	16,625,570	28,152,056	—	92,082,186
	Card		46,493	127,504	140,127	25,846	610,321	16,118,406	17,068,697

			20,519,843	32,722,523	11,771,024	16,772,151	29,970,146	99,043,115	210,798,802

Trading assets			9,204,943	1,185,807	532,840	1,189,942	2,163,468	—	14,277,000
Financial assets designated at FVTPL(*1)			817,997	112,852	10,371	123,632	260,794	—	1,325,646
AFS financial assets(*2)			20,369,556	1,193,095	229,618	1,040,793	8,538,353	—	31,371,415
HTM financial assets(*3)			3,803,177	10,005	—	694,149	7,152,351	—	11,659,682

		￦	54,715,516	35,224,282	12,543,853	19,820,667	48,085,112	99,043,115	269,432,545

(*1)	FVTPL: fair value through profit or loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee, acts as the executive decision making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes.

When computing the VAR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates, and foreign exchange rates in the past one year.

In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing.

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2013 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2013 and 2012 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	195,496	210,229	185,555	200,557
Equities		75,107	85,345	66,493	85,345
Foreign exchange		128,086	137,491	121,200	122,205
Option volatility		6,631	7,506	4,941	7,324

	￦	405,320	440,571	378,189	415,431

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	189,958	203,740	176,840	182,318
Equities		63,419	74,694	55,241	74,694
Foreign exchange		114,537	117,037	112,022	113,434
Option volatility		4,602	5,801	3,828	4,594

	￦	372,516	401,272	347,931	375,040

Insurance company, Shinhan life insurance, was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2013 and 2012 are as follows:

i-1) Shinhan Bank

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	21,604	28,670	14,413	25,136
Equities		5,677	13,250	2,737	7,341
Foreign exchange		45,176	50,933	41,554	43,993
Option volatility		278	350	198	208
Portfolio diversification		(25,837)	(40,931)	(18,457)	(27,001)

	￦	46,898	52,272	40,445	49,677

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	24,085	32,036	19,817	19,817
Equities		26,476	41,920	11,085	12,247
Foreign exchange		79,449	95,661	49,583	55,243
Option volatility		257	897	95	251
Portfolio diversification		(60,274)	(80,989)	(37,435)	(38,967)

	￦	69,993	89,525	43,145	48,591

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

i-2) Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2013 and 2012, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	233	750	150	150
Foreign exchange		42,640	46,678	39,401	46,678

	￦	42,873	47,428	39,551	46,828

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	358	900	250	500
Foreign exchange		35,291	40,972	32,313	36,905

	￦	35,649	41,872	32,563	37,405

(*)	The Group has been exposed to only foreign exchange rate risk of foreign currency equity securities for the purpose of non-trading because the Shinhan Card hedges all cash flow of foreign currency liabilities by currency rate swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

i-3) Shinhan Investment

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	12,583	33,534	2,930	6,404
Equities		8,287	17,163	3,418	3,471
Foreign exchange		2,160	7,524	116	1,194
Option volatility		1,681	3,400	323	1,409
Portfolio diversification		(9,889)	(22,237)	(3,662)	(7,416)

	￦	14,822	39,384	3,125	5,062

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	9,102	15,797	2,532	3,467
Equities		2,790	8,816	882	8,620
Foreign exchange		2,779	10,825	90	1,292
Option volatility		4,465	11,866	237	736
Portfolio diversification		(10,253)	(20,771)	(3,036)	(6,875)

	￦	8,883	26,533	705	7,240

i-4) Shinhan Life Insurance

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	975	1,599	455	455
Equities		346	988	20	89
Foreign exchange		254	546	32	113

	￦	1,575	3,133	507	657

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	826	1,333	197	958
Equities		750	947	499	947
Foreign exchange		216	253	136	135

	￦	1,792	2,533	832	2,040

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

4.	Financial risk management (continued)

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

Shinhan Card Co., Ltd and Shinhan Life Insurance also monitors and manages its interest rate risk limits for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. The interest rate VaR analysis used by Shinhan Card Co., Ltd and Shinhan Life Insurance principally focuses on the maximum impact on its net asset value from adverse movement in interest rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of December 31, 2013 and 2012 are as follows:

ii-1) Shinhan Bank

	2013		2012
VaR	￦	415,700	841,157
EaR		356,453	249,567

ii-2) Shinhan Card

	2013		2012
VaR	￦	285,352	338,930
EaR		17,040	29,318

ii-3) Shinhan Investment

	2013		2012
VaR	￦	11,725	26,289
EaR		126,321	107,733

ii-4) Shinhan Life Insurance

	2013		2012
VaR	￦	62,298	126,359
EaR		2,428	28,705

(*1)	The Interest VaR was calculated by The Financial Supervisory Service regulations based on the duration proxies and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.
(*2)	The Interest EaR was calculated by The Financial Supervisory Service regulations based on an interest rate gap analysis using the time buckets and the “middle of time band” as recommended under the Basel Accord.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

iii)	Foreign exchange risk

Foreign exchange risk arises because of the Group’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities, including derivatives.

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The Risk Policy Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.

Foreign currency denominated assets and liabilities as of December 31, 2013 and 2012 are as follows:

	2013
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	2,454,298	1,236,206	94,546	1,464,235	454,990	5,704,275
Loans		12,066,235	4,074,563	1,088,485	1,777,469	2,045,999	21,052,751
Trading assets		237,996	5,020	—	—	110,694	353,710
Derivative assets		188,332	34	7,864	397	1,910	198,537
Available-for-sale financial assets		1,740,787	9,125	13,508	5,106	523,371	2,291,897
Held-to-maturity financial assets		64,451	294,027	—	63,991	28,251	450,720
Other financial assets		1,329,737	348,676	105,395	43,322	116,523	1,943,653

	￦	18,081,836	5,967,651	1,309,798	3,354,520	3,281,738	31,995,543

Liabilities
Deposits	￦	6,526,255	5,280,535	319,828	2,492,930	1,818,909	16,438,457
Trading liabilities		—	—	—	—	398,596	398,596
Financial liabilities designated at fair value through profit or loss		46,806	—	—	—	—	46,806
Derivative liabilities		130,607	46,114	—	2,901	1,919	181,541
Borrowings		4,320,200	420,004	505,242	228,988	221,460	5,695,894
Debt securities issued		4,618,872	653,029	—	104,292	507,813	5,884,006
Other financial liabilities		1,134,441	309,432	374,739	170,065	320,016	2,308,693

	￦	16,777,181	6,709,114	1,199,809	2,999,176	3,268,713	30,953,993

Net assets (liabilities)	￦	1,304,655	(741,463)	109,989	355,344	13,025	1,041,550
Off-balance derivative exposure		147,613	753,581	(114,039)	49,107	296,693	1,132,955

Net position	￦	1,452,268	12,118	(4,050)	404,451	309,718	2,174,505

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

	2012 (restated)
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,198,615	1,119,555	74,962	870,378	340,001	3,603,511
Loans		11,790,540	4,932,804	1,323,022	1,351,857	1,964,774	21,362,997
Trading assets		153,521	—	—	14,715	451,165	619,401
Derivative assets		276,729	—	9,939	—	127	286,795
Available-for-sale financial assets		1,357,859	44,099	9,005	—	335,003	1,745,966
Held-to-maturity financial assets		1,210	392,628	—	—	40,648	434,486
Other financial assets		2,094,597	215,778	15,696	145,082	95,961	2,567,114

	￦	16,873,071	6,704,864	1,432,624	2,382,032	3,227,679	30,620,270

Liabilities
Deposits	￦	5,328,631	5,651,318	247,045	1,634,518	1,523,852	14,385,364
Trading liabilities		—	—	—	—	484,061	484,061
Derivative liabilities		123,007	47,718	—	—	60	170,785
Borrowings		4,968,386	669,168	688,261	85,055	250,880	6,661,750
Debt securities issued		4,863,268	436,625	106,220	210,002	701,964	6,318,079
Other financial liabilities		1,334,236	227,995	253,896	245,871	227,323	2,289,321

	￦	16,617,528	7,032,824	1,295,422	2,175,446	3,188,140	30,309,360

Net assets (liabilities)	￦	255,543	(327,960)	137,202	206,586	39,539	310,910
Off-balance derivative exposure		794,675	328,526	(123,325)	203,512	614,279	1,817,667

Net position	￦	1,050,218	566	13,877	410,098	653,818	2,128,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•	consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2013 and 2012 are as follows:

	2013
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	￦	13,158,921	1,132,108	1,158,640	842,635	71,427	236,053	16,599,784
Loans		29,266,553	28,405,856	32,069,312	46,773,416	51,992,423	45,558,541	234,066,101
Trading assets (*3)		18,021,851	—	—	—	—	—	18,021,851
Financial assets designated at fair value through profit or loss		2,387,535	146,011	99,491	88,401	639,495	—	3,360,933
Available-for-sale financial assets (*3)		28,471,792	1,424,789	43,166	569,533	177,199	2,936,276	33,622,755
Held-to-maturity financial assets		163,006	860,399	216,955	1,708,192	6,138,602	5,884,452	14,971,606
Other financial assets		4,234,883	115,317	257,777	335,576	3,732,060	83,282	8,758,895

	￦	95,704,541	32,084,480	33,845,341	50,317,753	62,751,206	54,698,604	329,401,925

Liabilities
Deposits (*2)	￦	81,531,603	20,667,444	25,856,289	43,637,751	10,648,429	2,907,671	185,249,187
Trading liabilities (*3)		1,258,283	—	—	—	—	—	1,258,283
Borrowings		10,104,078	1,791,667	2,152,228	1,795,100	3,816,464	790,890	20,450,427
Debt securities issued		1,111,445	2,864,917	3,065,423	4,710,799	24,847,517	5,708,971	42,309,072
Financial liabilities designated at fair value through profit or loss		56,175	206,479	442,352	677,631	4,205,094	321,399	5,909,130
Other financial liabilities		14,587,022	148,854	52,803	173,826	433,346	65,753	15,461,604

	￦	108,648,606	25,679,361	31,569,095	50,995,107	43,950,850	9,794,684	270,637,703

Off balance
Financial guarantee contracts	￦	2,457,712	—	—	—	—	—	2,457,712
Loan commitments and others		74,824,310	—	—	—	—	—	74,824,310

	￦	77,282,022	—	—	—	—	—	77,282,022

Derivatives:
Cash inflow	￦	1,827,969	671,262	234,757	327,195	1,886,110	736,877	5,684,170
Cash outflow		1,894,089	425,602	221,876	263,615	1,678,499	416,179	4,899,860

	￦	(66,120)	245,660	12,881	63,580	207,611	320,698	784,310

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

	2012 (restated)
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	￦	9,787,042	1,200,221	1,015,252	1,251,796	281,700	51,490	13,587,501
Loans		29,530,726	28,531,335	32,647,384	45,347,878	47,575,372	47,325,670	230,958,365
Trading assets (*3)		14,079,144	171,414	254,080	776,572	1,373,046	—	16,654,256
Financial assets designated at fair value through profit or loss		1,793,657	73,857	5,169	41,007	609,711	21,728	2,545,129
Available-for-sale financial assets (*3)		33,002,881	1,243,237	—	60,648	35,377	1,945,647	36,287,790
Held-to-maturity financial assets		270,168	424,714	437,935	1,527,358	7,663,374	4,192,561	14,516,110
Other financial assets		5,743,829	184,686	40,126	282,030	3,393,670	106,117	9,750,458

	￦	94,207,447	31,829,464	34,399,946	49,287,289	60,932,250	53,643,213	324,299,609

Liabilities
Deposits (*2)	￦	70,081,054	19,834,349	17,568,677	58,212,569	11,138,795	2,655,637	179,491,081
Trading liabilities (*3)		1,370,723	—	—	—	—	—	1,370,723
Borrowings		9,314,059	2,085,094	1,390,841	1,416,346	4,719,507	892,355	19,818,202
Debt securities issued		1,068,555	1,949,034	2,922,035	6,558,938	27,084,263	4,321,377	43,904,202
Financial liabilities designated at fair value through profit or loss		85,260	173,289	296,974	495,799	3,617,151	153,724	4,822,197
Other financial liabilities		17,963,473	50,675	38,652	160,998	434,581	66,282	18,714,661

	￦	99,883,124	24,092,441	22,217,179	66,844,650	46,994,297	8,089,375	268,121,066

Off balance
Finance guarantee contracts	￦	2,895,878	—	—	—	—	—	2,895,878
Loan commitments and other		72,200,742	—	—	—	—	—	72,200,742

	￦	75,096,620	—	—	—	—	—	75,096,620

Derivatives:
Cash inflow	￦	2,024,108	373,602	161,696	571,717	2,137,068	631,768	5,899,959
Cash outflow		1,761,438	100,083	167,306	569,682	1,939,458	375,361	4,913,328

	￦	262,670	273,519	(5,610)	2,035	197,610	256,407	986,631

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ￦59,143,510 million and ￦52,171,149 million as of December 31, 2013 and 2012 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Trading assets and available-for-sale financial assets, except for assets restricted for sale for certain periods, were included in the ‘Less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(f)	Measurement of fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

For example, fair value of interest rate swaps and currency forwards were calculated discounted cash flow analysis method and exchange forward rate method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i-1) The table below analyzes financial instruments measured at the fair value as of December 31, 2013 and 2012 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2013
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	￦	2,904,587	12,329,028	29,997	15,263,612
Equity securities		627,131	2,060,870	5,348	2,693,349
Gold Deposits		76,337	—	—	76,337
Financial assets designated at fair value through profit or loss
Debt securities and others		171,881	1,037,630	681,408	1,890,919
Equity securities		46,573	1,209,975	213,298	1,469,846
Derivative assets
Trading		7,010	1,345,476	197,230	1,549,716
Hedging		—	115,195	52,557	167,752
Available-for-sale financial assets
Debt securities		7,614,090	20,950,068	17,269	28,581,427
Equity securities		2,285,388	485,498	2,251,988	5,022,874

	￦	13,732,997	39,533,740	3,449,095	56,715,832

Liabilities
Trading liabilities
Debt securities	￦	859,687	—	—	859,687
Gold deposits		398,596	—	—	398,596
Financial liabilities designated at fair value through profit or loss
Borrowings		672	1,379,367	4,529,091	5,909,130
Derivative liabilities
Trading		6,216	1,310,870	370,687	1,687,773
Hedging		—	147,416	191,345	338,761

	￦	1,265,171	2,837,653	5,091,123	9,193,947

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

	2012 (restated)
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	￦	3,170,587	10,495,814	172,671	13,839,072
Equity securities		437,925	1,934,550	4,780	2,377,255
Gold deposits		437,928	—	—	437,928
Financial assets designated at fair value through profit or loss
Debt securities and others		161,056	614,664	549,926	1,325,646
Equity securities		58,772	1,014,981	142,934	1,216,687
Derivative assets
Trading		25,315	1,607,049	275,277	1,907,641
Hedging		—	193,207	69,917	263,124
Available-for-sale financial assets
Debt securities		7,987,288	23,342,149	41,978	31,371,415
Equity securities		2,159,574	235,445	2,517,484	4,912,503

	￦	14,438,445	39,437,859	3,774,967	57,651,271

Liabilities
Trading liabilities
Debt securities	￦	886,662	—	—	886,662
Gold deposits		484,061	—	—	484,061
Financial liabilities designated at fair value through profit or loss
Borrowings		—	563,998	4,258,199	4,822,197
Derivative liabilities
Trading		21,286	1,481,257	210,866	1,713,409
Hedging		—	139,997	50,638	190,635

	￦	1,392,009	2,185,252	4,519,703	8,096,964

i-2) There was no transfer between level 1 and level 2 for the year ended December 31, 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of won)

4.	Financial risk management (continued)

i - 3) Changes in level 3 of the fair value hierarchy for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199
Comprehensive income
Profit or loss		(3,603)	5,856	(61,469)	(157,720)	59,683
Other comprehensive income		—	—	75,371	(1,148)	—

		(3,603)	5,856	13,902	(158,868)	59,683

Purchases		486,200	680,253	673,700	48,469	—
Issuances		—	—	—	(82,857)	4,996,245
Settlements		(626,200)	(473,800)	(404,688)	(202,679)	(4,785,036)
Transfers into (out of)level 3		1,497	(10,463)	(573,119)	—	—

Ending balance	￦	35,345	894,706	2,269,257	(312,245)	4,529,091

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of won)

4.	Financial risk management (continued)

	2012 (restated)
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	9,991	308,029	2,191,946	22,940	3,298,409
comprehensive income
Profit or loss		2,680	42,955	94,029	418,900	649,683
Other comprehensive income		—	—	46,157	19	—

		2,680	42,955	140,186	418,919	649,683

Purchases		640,000	981,102	525,561	69,590	—
Issuances		—	—	—	(170,367)	9,080,911
Settlements		(480,000)	(737,868)	(594,107)	(221,565)	(8,770,804)
Transfers into (out of) level 3		4,780	98,642	295,876	(35,827)	—

Ending balance	￦	177,451	692,860	2,559,462	83,690	4,258,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of won)

4.	Financial risk management (continued)

i - 4)	Valuation technique and inputs used in measuring fair value

i-4-1)	Information about valuation technique and inputs used at December 31, 2013 in the fair value measurement of financial instruments classified as level 2 was as follows:

Type of financial instrument	Valuation technique	Book value		Inputs
Assets
Trading assets
Debt securities	DCF(*1)	￦	12,329,028	Discount rate
Equity securities	NAV(*2)		2,060,870	Price of underlying assets

			14,389,898

Financial assets designated at fair value through profit or loss
Debt securities	DCF(*1)		1,037,630	Discount rate
Equity securities	NAV(*2)		1,209,975	Price of underlying assets

			2,247,605

Derivative assets
Trading	Option model		1,345,476	Discount rate, Foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging	DCF(*1)		115,195

			1,460,671

Available-for-sale financial assets
Debt securities	DCF(*1)		20,950,068	Discount rate
Equity securities	NAV(*2)		485,498	Price of underlying assets

			21,435,566

			39,533,740

Liabilities
Financial liabilities designated at fair value through profit or loss
Borrowings	DCF(*1)		1,379,367	Discount rate
Derivative liabilities
Trading	Option model		1,310,870	Discount rate, Foreign exchange rate, volatility, stock price, commodity index, etc
Hedging	DCF(*1)		147,416

			1,458,286

		￦	2,837,653

(*1)	DCF: Discounted cash flow
(*2)	NAV: Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of won)

4.	Financial risk management (continued)

i-4-2)	Information about valuation technique and significant unobservable inputs used at December 31, 2013 in the fair value measurement of financial instruments classified as level 3 was as follows:

Type of financial instrument	Valuation technique	Book value (*4)		significant unobservable inputs	Range
Assets
Trading assets
Dept securities	DCF(*1)	￦	29,997	The volatility of the underlying asset	0.88%
Equity securities	DCF(*1)		5,348	Discount rate Growth rate	10.48% 0.00%~1.00%

			35,345

Financial assets designated at fair value through profit or loss
Dept securities and others	DCF(*1)		681,408	The volatility of the underlying asset Correlations	14.41%~48.86% 4.40%~81.68%
Equity securities	DCF(*1)		213,298	Discount rate Growth rate	10.48% 0.00%~1.00%

			894,706

Derivative assets
Equity and foreign exchange related	Option model(*2)		174,178	The volatility of the underlying asset Correlations	5.00%~48.09% (34.85%)~94.71%
Interest rates related	Option model(*2)		69,036	The volatility of the underlying asset Regression coefficient Correlations	0.44%~60.10% 0.02%~2.05% (17.75)%~61.19%
Credit related	Option model(*2)		277	The volatility of the underlying asset	4.76%
Commodity related	Option model(*2)		6,296	The volatility of the underlying asset Correlations	1.60%~41.33% (3.31%)~(85.97%)

			249,787

Available-for-sale financial assets
Dept securities	NAV(*3)		17,269	Discount rate Growth rate	0.00%
Equity securities	DCF(*1)		2,158,571	Discount rate, Growth rate	2.01%~26.61% 0.00%~2.00%

			2,175,840

			3,355,678

Liabilities
Financial liabilities designated at fair value through profit or loss
Other securities	Option model(*2)		4,529,091	The volatility of the underlying asset Correlations	1.60%~105.96% (4.91%)~74.16%
Derivative liabilities
Equity and foreign exchange related	Option model(*2)		280,811	The volatility of the underlying asset Correlations	5.63%~90.49% (34.85%)~68.88%
Interest rates related	Option model(*2)		213,124	The volatility of the underlying asset Regression coefficient Correlations	0.22%~0.51% 0.00%~5.12% 27.02%~94.60%
Credit related	Option model(*2)		(363)	Correlations	50.00%~80.00%
Commodity related	Option model(*2)		68,460	The volatility of the underlying asset Correlations	8.69%~41.33% (1.59%)~85.97%

			562,032

		￦	5,091,123

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of won)

4.	Financial risk management (continued)

(*1)	DCF: Discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV: Net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

i -5)	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit or loss, or other comprehensive income:

	2013
	Favorable changes		Unfavorable changes

Profit or loss(*1)
Trading assets	￦	375	(1,249)
Financial assets designated at fair value through profit or loss		5,170	(4,385)
Derivative assets		16,053	(24,130)
Available-for-sale financial assets(*2)		165,734	(73,273)

		187,332	(103,037)

Profit or loss(*1)
Financial liabilities designated at fair value through profit or loss		45,080	(48,732)
Derivative liabilities		56,084	(58,729)

	￦	101,164	(107,461)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

ii - 1)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

ii - 2) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2013 and 2012 are as follows:

	2013			2012 (restated)
	Book value		Fair value	Book value	Fair value
Assets
Loans	￦	205,722,718	207,047,757	200,288,636	202,224,920
Held-to-maturity financial assets		11,031,307	11,380,798	11,659,682	12,284,153
Other financial assets		8,603,430	8,650,316	9,563,182	9,627,212

		225,357,455	227,078,871	221,511,500	224,136,285

Liabilities
Deposits		178,809,881	178,792,752	173,295,702	173,592,345
Borrowings		20,142,908	20,186,806	19,518,040	19,581,684
Debt securities issued		37,491,439	37,905,035	38,838,467	39,874,554
Other financial liabilities		15,500,424	15,470,331	18,741,468	18,743,359

	￦	251,944,652	252,354,924	250,393,677	251,791,942

ii - 3) The fair values of financial instruments not measured at fair value and analyzes them by the level in the fair value hierarchy into which each fair value measurement as of December 31, 2013 is categorized.

	Level 1		Level 2	Level 3	Total
Assets
Loans	￦	4,875,218	—	202,172,539	207,047,757
Held-to-maturity financial assets		3,800,855	7,579,943	—	11,380,798
Other financial assets		4,678,461	—	3,971,855	8,650,316

		13,354,534	7,579,943	206,144,394	227,078,871

Liabilities
Deposits		61,210,971	—	117,581,781	178,792,752
Borrowings		7,288,983	—	12,897,823	20,186,806
Debt securities issued		—	23,276,229	14,628,806	37,905,035
Other financial liabilities		3,226,901	—	12,243,430	15,470,331

	￦	71,726,855	23,276,229	157,351,840	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

ii - 4)	Information about valuation technique and inputs used at December 31, 2013 in measuring financial instruments not measured at fair value classified as level 2 or 3 was as follows:

	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Held-to-maturity financial assets	￦	7,579,943	DCF(*1)	Discount rate
Liabilities
Debt securities issued	￦	23,276,229	DCF(*1)	Discount rate
Financial instruments classified as level 3:
Assets
Loans	￦	202,172,539	DCF(*1)	Discount rate, Credit spread, Prepayment rate
Other financial assets		3,971,855	DCF(*1)	Discount rate

		206,144,394

Liabilities
Deposits		117,057,230	DCF(*1)	Discount rate
Borrowings		8,777,156	DCF(*1)	Discount rate
Debt securities issued		14,628,806	DCF(*1)	Discount rate, Regression coefficient, Correlation coefficient
Other financial liabilities		12,243,430	DCF(*1)	Discount rate

	￦	152,706,622

(*1)	DCF: Discounted cash flow
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

iv)	Unamortized balance of financial instruments valued using models with significant unobservable inputs.

Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012
Beginning balance	￦	(2,574)	(3,097)
Deferral on new transactions		(36,241)	88
Recognized in the income statement during the period		9,367	435

Ending balance	￦	(29,448)	(2,574)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

v)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2013 and 2012 are as follows:

	2013
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	16,472,509	—	16,472,509
Trading assets		18,033,298	—	—	—	—	—	18,033,298
Financial assets designated at FVTPL (*1)		—	3,360,765	—	—	—	—	3,360,765
Derivatives		1,549,716	—	—	—	—	167,752	1,717,468
Loans		—	—	—	—	205,722,718	—	205,722,718
AFS financial assets(*2)		—	—	33,604,301	—	—	—	33,604,301
HTM financial assets(*3)		—	—	—	11,031,307	—	—	11,031,307
Other		—	—	—	—	8,603,430	—	8,603,430

	￦	19,583,014	3,360,765	33,604,301	11,031,307	230,798,657	167,752	298,545,796

	2013
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	178,809,881	—	178,809,881
Trading liabilities		1,258,283	—	—	—	1,258,283
Financial liabilities designated at FVTPL (*1)		—	5,909,130	—	—	5,909,130
Derivatives		1,687,773	—	—	338,761	2,026,534
Borrowings		—	—	20,142,908	—	20,142,908
Debt securities issued		—	—	37,491,439	—	37,491,439
Other		—	—	15,500,424	—	15,500,424

	￦	2,946,056	5,909,130	251,944,652	338,761	261,138,599

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

	2012 (restated)
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	13,507,249	—	13,507,249
Trading assets		16,654,255	—	—	—	—	—	16,654,255
Financial assets designated at FVTPL (*1)		—	2,542,333	—	—	—	—	2,542,333
Derivatives		1,907,641	—	—	—	—	263,124	2,170,765
Loans		—	—	—	—	200,288,636	—	200,288,636
AFS financial assets(*2)		—	—	36,283,918	—	—	—	36,283,918
HTM financial assets(*3)		—	—	—	11,659,682	—	—	11,659,682
Other		—	—	—	—	9,563,182	—	9,563,182

	￦	18,561,896	2,542,333	36,283,918	11,659,682	223,359,067	263,124	292,670,020

	2012 (restated)
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	173,295,702	—	173,295,702
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at FVTPL (*1)		—	4,822,197	—	—	4,822,197
Derivatives		1,713,409	—	—	190,635	1,904,044
Borrowings		—	—	19,518,040	—	19,518,040
Debt securities issued		—	—	38,838,467	—	38,838,467
Other		—	—	18,741,468	—	18,741,468

	￦	3,084,132	4,822,197	250,393,677	190,635	258,490,641

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(g)	The transaction as a transfer of financial instruments

i)	Transfers that do not qualify for derecognition

	Bonds sold under repurchase agreements as of December 31, 2013 and 2012 are as follows:

	2013		2012
Transferred asset:
Financial assets at fair value through profit or loss	￦	5,904,275	4,721,888
Available-for-sale financial assets		573,096	448,224
Held-to-maturity financial assets		262,225	241,592
Loans		121,350	—
Associated liabilities:
Bonds sold under repurchase agreements	￦	6,390,886	5,174,780

‚	Securities loaned as of December 31, 2013 and 2012 are as follows:

	2013		2012	Lender
Government bonds	￦	185,161	433,850	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		17,043	370,143	Korea Securities Finance Corp.,
Corporate bonds		3,368	12,634	Mirae Asset Securities Co. Ltd.,

	￦	205,572	816,627

ii)	Qualify for derecognition and continued involvement financial instrument.

There are no financial instrument which qualifies for derecognition and continued involvement as of December 31, 2013 and 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2013 and 2012 are as follows:

	2013
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets
Derivatives(*1)	￦	1,688,219	—	1,688,219	3,080,591	22,499	1,055,926
Other financial instruments(*1)		2,470,797	—	2,470,797
Bonds purchased under repurchase agreements(*2)		10,064,835	—	10,064,835	9,594,775	—	470,060
Securities loaned(*2)		205,572	—	205,572	205,572	—	—
Domestic exchange settlement debit(*3)		23,413,253	21,045,416	2,367,837	4,145	—	2,363,692
Receivables from disposal of securities(*4)		616,732	616,732	—	—	—	—
Insurance receivables		2,107	—	2,107	2,052	—	55

		38,461,515	21,662,148	16,799,367	12,887,135	22,499	3,889,733

Liabilities
Derivatives(*1)		1,947,627	—	1,947,627	3,128,198	—	949,872
Other financial instruments(*1)		2,130,443	—	2,130,443
Bonds purchased under repurchase agreements(*2)		6,390,886	—	6,390,886	6,390,886	—	—
Securities borrowed(*2)		858,039	—	858,039	858,039	—	—
Domestic exchange settlement pending(*3)		21,966,798	21,045,416	921,382	889,904	—	31,478
Payable from purchase of securities(*4)		716,475	616,732	99,743	—	—	99,743
Insurance payables		2,193	—	2,193	2,052	—	141

	￦	34,012,461	21,662,148	12,350,313	11,269,079	—	1,081,234

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

	2012
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets
Derivatives(*1)	￦	2,138,741	—	2,138,741	4,474,050	104,789	847,834
Other financial instruments(*1)		3,286,214	(1,718)	3,287,932
Bonds purchased under repurchase agreements(*2)		9,102,007	—	9,102,007	8,786,669	—	315,338
Securities loaned(*2)		816,627	—	816,627	816,627	—	—
Domestic exchange settlement debit(*3)		23,605,892	21,490,097	2,115,795	146	—	2,115,649
Receivables from disposal of securities(*4)		987,603	879,580	108,023	—	—	108,023
Insurance receivables		2,657	—	2,657	1,728	—	929

		39,939,741	22,367,959	17,571,782	14,079,220	104,789	3,387,773

Liabilities
Derivatives(*1)		1,834,127	—	1,834,127	4,320,184	—	588,541
Other financial instruments(*1)		3,072,880	(1,718)	3,074,598
Bonds purchased under repurchase agreements(*2)		5,174,780	—	5,174,780	5,174,780	—	—
Securities borrowed(*2)		883,750	—	883,750	883,750	—	—
Domestic exchange settlement pending(*3)		24,486,098	21,490,097	2,996,001	2,613,130	—	382,871
Payable from purchase of securities(*4)		1,007,732	879,580	128,152	—	—	128,152
Insurance payables		1,906	—	1,906	1,728	—	178

	￦	36,461,273	22,367,959	14,093,314	12,993,572	—	1,099,742

(*1)	The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(h)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments included common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, ie ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2013 and 2012 are as follows:

	2013		2012(*)
Capital (A)	￦	25,605,827	25,075,736
Risk-weighted assets (B)		190,716,648	201,184,402
BIS ratio (A/B)		13.43%	12.46%

(*)	The BIS ratio was calculated under the first accord, Basel I.

As of December 31, 2013 and 2012, the Group met the regulatory capital ratio above 8%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. The management’s estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively by including in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

5.	Significant estimate and judgment (continued)

(e)	Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation

(f)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity less than the carrying amounts of instruments for a six consecutive months as a “prolonged decline”.

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

6.	Business combinations

The acquisition of savings banks is expected to boost synergies between the savings banks and other Group companies. When the Group’s linked loan system commences operations, loan introduction processes between banks and savings banks will be accelerated. The Group expects synergies from diversification of customers through the business combination and has recognized the goodwill attributable to the synergies.

(a)	Incorporation of Shinhan Savings Bank and acquisition of Tomato Savings Bank.

The Group established Shinhan Hope Co. Ltd., on December 12, 2011, in order to acquire and assume certain assets and liabilities of Tomato Savings Bank. Shinhan Hope Co. Ltd. obtained a savings bank license on December 28, 2011 and changed its name to “Shinhan Savings Bank” on December 29, 2011.

On January 2, 2012, Shinhan Savings Bank acquired certain assets and liabilities of Tomato Savings Bank.

Recognized amounts of assets acquired and liabilities assumed from the business combination are as follows;

	Amount
Assets :
Cash and due from banks	￦	237,443
Trading assets		83,860
Loans(*)		361,728
Available-for-sale financial assets		125,446
Property and equipment		180
Intangible assets		24,023
Other assets		798,676

		1,631,356

Liabilities :
Deposits		1,563,377
Other liabilities		95,533

		1,658,910

Net liabilities acquired		(27,554)

Consideration		—
Goodwill	￦	27,554

(*)	The aggregate principal amount of loans was ￦533,165 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

6.	Business combinations (continued)

Comprehensive loss of the business acquired from the date of acquisition to December 31, 2012 was as follows:

	Amount
Operating loss	￦	(23,186)
Net interest income		63,523
Interest income		99,139
Interest expense		(35,616)
Net fees and commission expense		(2,114)
Fees and commission income		121
Fees and commission expense		(2,235)
Net trading income		8,286
Net gain on sale of available-for-sale financial assets		647
Impairment losses on financial assets		(60,093)
General and administrative expenses		(27,428)
Net other operating expenses		(6,007)
Other non-operating income, net		3,891

Loss before income taxes		(19,295)

Income tax expense		(4,094)

Loss for the period		(23,389)

Other comprehensive loss for the period, net of income tax		(3,078)
Net change in unrealized fair value of available-for-sale financial assets		(3,078)

Total comprehensive loss for the period	￦	(26,467)

(b)	Aquisition of Yehanbyoul Saving Bank

On January 11, 2013, Shinhan Financial Group signed a share purchase agreement with Korea Deposit Insurance Corporation (KDIC) for the acquisition of Yehanbyoul Savings Bank (payment for acquisition is ￦45,296 million).

On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank named Shinhan Savings Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

6.	Business combinations (continued)

Recognized amounts of assets acquired and liabilities assumed from the business combination were as follows:

	Amount
Assets:
Cash and due from banks	￦	907,174
Trading assets		14,813
Available-for-sale financial assets		25,945
Loans		133,663
Property and equipment, net		685
Other assets		5,614

		1,087,894

Liabilities:
Deposits		1,023,195
Other liabilities		31,392

		1,054,587

Net assets acquired		33,307

Consideration (cash and cash equivalent)		45,296
Goodwill	￦	11,989

Comprehensive loss of the business acquired from the date of acquisition to December 31, 2013 was as follows:

	Amount
Operating loss	￦	(19,127)
Net interest income		26,433
Interest income		54,638
Interest expense		(28,205)
Net fees and commission expense		(866)
Fees and commission income		1,027
Fees and commission expense		(1,893)
Dividend income		631
Net trading income		829
Net gain on sale of available-for-sale financial assets		286
Impairment losses on financial assets		(15,466)
General and administrative expenses		(24,876)
Net other operating expenses		(6,098)
Other non-operating loss, net		(389)

Loss before income taxes		(19,516)

Income tax expense		(2,361)

Loss for the period		(21,877)

Other comprehensive loss for the period, net of income tax		(115)
Net change in unrealized fair value of available-for-sale financial assets		(115)

Total comprehensive loss for the period	￦	(21,992)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2013 and 2012 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
	Corporate and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking
	International group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business
	Others	Administration of bank operations
Credit card		Credit card business
Securities		Securities trading, underwriting and brokerage services
Life insurance		Life insurance and related business
Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

7.	Operating segments (continued)

(b)	The following table provides information of income for each operating segment for the years ended December 31, 2013 and 2012.

	2013
	Banking								Life		Consolidation
	Retail		Corporate	International	Other	Adjustments	Credit card	Securities	insurance	Others	adjustments	Total
Net interest income (loss)	￦	2,340,500	936,884	272,513	865,486	12,530	1,395,425	281,858	601,201	(108,286)	4,746	6,602,857
Net fees and commission Income (loss)		558,894	232,673	49,547	(83,585)	1,987	166,129	212,276	32,270	221,627	(5,463)	1,386,355
Net other operating income (expense)		(2,439,364)	(181,966)	(199,254)	(553,045)	(68,702)	(728,559)	(392,488)	(520,554)	(230,343)	(37,356)	(5,351,631)

Operating income (loss)		460,030	987,591	122,806	228,856	(54,185)	832,995	101,646	112,917	(117,002)	(38,073)	2,637,581

Equity method income (loss)		—	—	—	—	22,448	—	(19,401)	—	7,029	(2,790)	7,286
Income tax expense (benefit)		103,326	198,408	23,893	42,163	(7,367)	192,728	21,896	22,539	29,974	(4,995)	622,565

Profit (loss) for the year	￦	364,484	794,236	95,647	168,780	(29,488)	658,074	75,366	79,691	(99,437)	(47,783)	2,059,570

Controlling interest	￦	364,484	794,236	95,647	168,780	(29,647)	658,074	75,366	79,691	(105,420)	(198,403)	1,902,808
Non-controlling interest		—	—	—	—	159	—	—	—	5,983	150,620	156,762

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

7.	Operating segments (continued)

	2012 (restated)
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustments	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income (loss)	￦	2,513,032	1,049,015	288,671	987,871	14,771	1,410,193	248,254	566,499	(107,569)	8,981	6,979,718
Net fees and commission Income (loss)		599,891	275,065	47,578	(62,880)	(12,517)	246,000	236,573	34,945	195,717	(17,227)	1,543,145
Net other operating income (expense)		(2,414,333)	(435,250)	(125,543)	(521,978)	(91,565)	(714,539)	(416,948)	(322,230)	(348,816)	46,306	(5,344,896)

Operating income (loss)		698,590	888,830	210,706	403,013	(89,311)	941,654	67,879	279,214	(260,668)	38,060	3,177,967

Equity method income		—	—	—	—	21,897	—	2,221	—	1,518	1,902	27,538
Income tax expense (benefit)		146,395	179,849	42,033	91,207	(25,458)	214,699	15,177	57,198	11,868	5,759	738,727

Profit (loss) for the year	￦	538,554	714,482	166,981	366,881	(101,137)	741,772	63,912	215,303	(234,374)	19,535	2,491,909

Controlling interest	￦	538,554	714,482	166,981	366,881	(101,311)	741,772	63,912	215,303	(232,105)	(152,579)	2,321,890
Non-controlling interest		—	—	—	—	174	—	—	—	(2,269)	172,114	170,019

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

7.	Operating segments (continued)

(c)	The following table provides information of assets for each operating segment as of December 31, 2013 and 2012.

	2013
	Banking								Life		Consolidation
	Retail		Corporate	International	Other	Adjustments	Credit card	Securities	insurance	Others	adjustments	Total
Trading assets		—	5,525,821	—	2,918,422	(924,478)	30,009	9,399,511	464,422	619,591	—	18,033,298
Loans	￦	107,691,917	58,927,881	9,667,785	1,888,357	(1,222,272)	19,303,111	1,375,047	4,160,146	5,294,693	(1,363,947)	205,722,718
Available-for-sale financial assets		599,738	21,365,262	1,106,929	1,953,003	(332,109)	608,840	1,658,456	6,484,313	445,013	(285,144)	33,604,301
Held-to-maturity financial assets		—	7,046,218	387,402	—	—	—	—	3,592,151	5,536	—	11,031,307

	￦	108,291,655	92,865,182	11,162,116	6,759,782	(2,478,859)	19,941,960	12,433,014	14,701,032	6,364,833	(1,649,091)	268,391,624

	2012 (restated)
	Banking								Life		Consolidation
	Retail		Corporate	International	Other	Adjustments	Credit card	Securities	insurance	Others	adjustments	Total
Trading assets		—	5,606,443	—	2,964,627	(576,199)	100,023	7,776,746	473,707	308,908	—	16,654,255
Loans	￦	104,015,570	58,446,332	8,975,232	2,159,083	(1,591,205)	20,156,564	1,217,660	3,581,004	4,723,211	(1,394,815)	200,288,636
Available-for-sale financial assets		607,848	25,030,962	871,999	2,664,565	(250,778)	486,540	1,455,369	5,339,775	408,823	(331,185)	36,283,918
Held-to-maturity financial assets		—	8,789,842	434,486	—	—	—	—	2,429,848	5,506	—	11,659,682

	￦	104,623,418	97,873,579	10,281,717	7,788,275	(2,418,182)	20,743,127	10,449,775	11,824,334	5,446,448	(1,726,000)	264,886,491

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

7.	Operating segments (continued)

(d)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2013 and 2012.

	2013		2012 (restated)
Domestic	￦	2,520,008	2,990,495
Overseas		117,573	187,472

	￦	2,637,581	3,177,967

The following table provides information of non-current assets by geographical area as of December 31, 2013 and 2012.

	2013		2012 (restated)
Domestic	￦	8,071,974	8,030,779
Overseas		58,963	51,678

	￦	8,130,937	8,082,457

(*)	Non-current assets as of December 31, 2013 and 2012 include property and equipment, intangible assets, investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)

Cash and cash equivalents	￦	2,644,109	2,997,084

Deposits in won:
Reserve deposits		3,230,045	2,804,583
Time deposits		2,396,369	2,850,405
Certificate of deposits		79,515	—
Other		2,833,687	1,635,249

		8,539,616	7,290,237

Deposits in foreign currency:
Deposits		2,715,882	1,561,565
Time deposits		2,037,426	1,232,353
Other		547,135	430,466

		5,300,443	3,224,384

Provisions		(11,659)	(4,456)

	￦	16,472,509	13,507,249

(b)	Restricted due from banks as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Deposits in won
Reserve deposits	￦	3,230,045	2,804,583
Other (*)		2,034,098	996,503

		5,264,143	3,801,086

Deposits in foreign currency		878,274	728,619

	￦	6,142,417	4,529,705

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Debt securities:
Governments	￦	873,387	993,863
Financial institutions		6,034,954	5,770,083
Corporations		4,450,556	3,089,952
Bills bought		2,828,339	2,787,392
CMA(*)		1,043,266	1,018,520
Others		33,110	179,262

		15,263,612	13,839,072

Equity securities:
Stocks		521,406	327,853
Beneficiary certificates		1,836,729	1,672,624
Others		335,214	376,778

		2,693,349	2,377,255

Other
Gold deposits		76,337	437,928

	￦	18,033,298	16,654,255

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)	Condition
Debt securities	￦	1,187,310	853,433	Evaluation and management on a fair value basis, accounting mismatch
Equity securities		1,469,846	1,216,687	Evaluation and management on a fair value basis, accounting mismatch
Others		703,609	472,213	Combined instrument

	￦	3,360,765	2,542,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)

Foreign currency related
Over the counter
Currency forwards	￦	28,090,919	32,456,980
Currency swaps		14,327,504	11,789,631
Currency options		314,069	387,852

		42,732,492	44,634,463

Exchange traded
Currency futures		56,979	123,215

		42,789,471	44,757,678

Interest rates related
Over the counter
Interest rate swaps		85,987,990	91,314,373
Interest rate options		3,161,155	5,776,662

		89,149,145	97,091,035

Exchange traded
Interest rate futures		962,539	631,050

		90,111,684	97,722,085

Credit related
Over the counter
Credit swaps		229,742	165,789
Equity related
Over the counter
Equity swap and forwards		3,042,964	3,091,829
Equity options		2,717,467	1,671,376

		5,760,431	4,763,205

Exchange traded
Equity futures		223,417	161,051
Equity options		1,034,366	4,811,288

		1,257,783	4,972,339

		7,018,214	9,735,544

Commodity related
Over the counter
Swaps and forwards		1,183,862	467,334
Equity options		107,644	77,011

		1,291,506	544,345

Exchange traded
Equity options		185,346	282,185

		1,476,852	826,530

Hedge
Currency forwards		151,768	2,807
Currency swaps		1,880,545	1,848,578
Interest rate swaps		8,691,250	8,484,998

		10,723,563	10,336,383

	￦	152,349,526	163,544,009

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2013 and 2012 are as follows:

	2013			2012 (restated)
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	￦	421,167	494,163	511,226	611,165
Currency swaps		428,409	348,368	361,588	257,034
Currency options		9,123	1,504	25,167	11

		858,699	844,035	897,981	868,210

Interest rates related
Over the counter
Interest rate swaps		486,583	443,022	694,505	593,361
Interest rate options		12,982	16,932	23,921	33,297
Interest rate forwards		214	—	11	—

		499,779	459,954	718,437	626,658

Credit related
Over the counter
Credit swaps		1,480	5,324	1,147	842

Equity related
Over the counter
Equity swap and forwards		90,610	63,833	182,282	46,436
Equity options		86,113	221,341	75,760	144,417

		176,723	285,174	258,042	190,853

Exchange traded
Equity forwards		85	4	3	—
Equity options		1,341	928	20,740	18,995

		1,426	932	20,743	18,995

		178,149	286,106	278,785	209,848

Commodity related
Over the counter
Swaps and forwards		7,609	81,893	5,679	5,189
Equity options		1,852	7,268	1,052	371

		9,461	89,161	6,731	5,560

Exchange traded
Commodity futures		2,148	3,193	4,560	2,291

		11,609	92,354	11,291	7,851

Hedge
Currency forwards		2,112	141	447	—
Currency swaps		12,413	102,228	1,157	100,156
Interest rate swaps		153,227	236,392	261,520	90,479

		167,752	338,761	263,124	190,635

	￦	1,717,468	2,026,534	2,170,765	1,904,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

11.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Foreign currency related
Over the counter
Currency forwards	￦	(120,476)	(160,903)
Currency swaps		(11,165)	189,056
Currency options		4,673	(9,160)

		(126,968)	18,993

Exchange traded
Currency futures		(27)	63

		(126,995)	19,056

Interest rates related
Over the counter
Interest rate swaps		(74,566)	(17,681)
Interest rate options		3,328	985

		(71,238)	(16,696)

Exchange traded
Interest rate futures		(1,823)	(777)

		(73,061)	(17,473)

Credit related
Over the counter
Credit swaps		(4,391)	1,547

Equity related
Over the counter
Equity swap and forwards		(34,698)	352,700
Equity options		(10,993)	23,012

		(45,691)	375,712

Exchange traded
Equity futures		(1,214)	(1,446)
Equity options		(1,587)	1,347

		(2,801)	(99)

		(48,492)	375,613

Commodity related
Over the counter
Swaps and forwards		(66,468)	1,286
Commodity options		2,704	(1,393)

		(63,764)	(107)

Exchange traded
Commodity futures		(4,065)	2,404

		(67,829)	2,297

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

11.	Derivatives (continued)

	2013		2012 (restated)
Hedge
Currency forwards	￦	1,665	1,252
Currency swaps		(15,849)	(128,935)
Interest rate swaps		(253,433)	15,429

		(267,617)	(112,254)

	￦	(588,385)	268,786

(d)	Gain or loss on fair value hedges for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)

Hedged item	￦	279,618	(18,970)
Hedging instruments		(240,814)	20,209

	￦	38,804	1,239

(e)	Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of Net investments in foreign operations, Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Borrowings in foreign currency	￦	65,567	56,314
Debt securities issued in foreign currency		5,366	25,782
Currency forwards		98	—

	￦	71,031	82,096

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

12.	Loans

(a)	Loans as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Household loans	￦	77,150,180	74,537,214
Corporate loans		104,544,194	102,861,009
Public and other		2,525,043	3,106,885
Loans to banks		6,102,748	4,557,172
Card receivables		17,664,882	17,853,528

		207,987,047	202,915,808

Present value discount		(39,127)	(39,144)
Deferred loan origination costs and fees		251,249	212,477
		208,199,169	203,089,141
Allowance for impairment		(2,476,451)	(2,800,505)

	￦	205,722,718	200,288,636

(b)	Changes in the allowance for impairment for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	297,257	1,733,948	744,063	25,237	2,800,505	102,946	2,903,451
Provision for (reversal of) allowance		139,989	613,257	339,242	(10,122)	1,082,366	42,561	1,124,927
Write-offs		(191,261)	(656,801)	(610,036)	—	(1,458,098)	(29,998)	(1,488,096)
Effect of discounting		(406)	(51,244)	(1,234)	—	(52,884)	—	(52,884)
Allowance related to loans transferred		(53,864)	(124,051)	(45,987)	—	(223,902)	(4,398)	(228,300)
Recoveries		27,751	150,954	216,888	—	395,593	2,470	398,063
Others (*1)		(3,148)	(68,863)	4,882	—	(67,129)	(14,964)	(82,093)

Ending balance	￦	216,318	1,597,200	647,818	15,115	2,476,451	98,617	2,575,068

	2012(restated)
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	221,722	1,655,535	675,520	32,145	2,584,922	152,008	2,736,930
Provision for (reversal of) allowance		177,919	859,159	294,616	(6,908)	1,324,786	(9,421)	1,315,365
Write-offs		(116,871)	(713,805)	(490,108)	—	(1,320,784)	(21,484)	(1,342,268)
Effect of discounting		(321)	(66,155)	(1,526)	—	(68,002)	—	(68,002)
Allowance related to loans transferred		(17,222)	(84,463)	6,125	—	(95,560)	(9,623)	(105,183)
Recoveries		32,030	84,516	256,651	—	373,197	637	373,834
Others (*1)		—	(839)	2,785	—	1,946	(9,171)	(7,225)

Ending balance	￦	297,257	1,733,948	744,063	25,237	2,800,505	102,946	2,903,451

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

12.	Loans (continued)

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Beginning balance	￦	212,477	138,933
Loan originations		150,137	122,985
Amortization		(111,365)	(49,441)

Ending balance	￦	251,249	212,477

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2013 and are as follows:

	2013		2012 (restated)
Available-for-sale financial assets
Debt securities (*1)
Government bonds	￦	4,396,211	5,446,367
Financial institutions bonds		12,842,491	13,750,391
Corporate bonds and others		11,342,725	12,174,657

		28,581,427	31,371,415

Equity securities (*2)
Stock		3,193,031	3,819,723
Equity investments		517,846	506,012
Beneficiary certificates		1,047,228	537,766
Others		264,769	49,002

		5,022,874	4,912,503

		33,604,301	36,283,918

Held-to-maturity financial assets
Debt securities
Government bonds		5,720,223	5,717,180
Financial institutions bonds		1,406,063	1,700,583
Corporate bonds and others		3,905,021	4,241,919

		11,031,307	11,659,682

	￦	44,635,608	47,943,600

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting year.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦93,417 million and ￦173,342 million as of December 31, 2013 and 2012, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Gain on sale of available-for-sale financial assets	￦	773,032	566,157
Loss on sale of available-for-sale financial assets		(72,423)	(30,579)

	￦	700,609	535,578

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2013 and 2012 are as follows:

	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Book value
Land	￦	1,798,444	—	—	1,798,444
Buildings		1,106,021	(130,467)	—	975,554
Other		2,049,971	(1,609,581)	(85)	440,305

	￦	4,954,436	(1,740,048)	(85)	3,214,303

	2012 (restated)
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,742,337	—	1,742,337
Buildings		962,217	(95,786)	866,431
Other		2,113,681	(1,613,992)	499,689

	￦	4,818,235	(1,709,778)	3,108,457

(*)	Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

14.	Property and equipment, net (continued)

(b)	Changes in property and equipment for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Land		Buildings	Other	Total
Beginning balance	￦	1,742,337	866,431	499,689	3,108,457
Acquisitions(*1)		10,283	165,824	255,603	431,710
Disposals(*1)		(5,863)	(5,259)	(154,585)	(165,707)
Depreciation		—	(34,338)	(168,830)	(203,168)
Impairment		—	—	(85)	(85)
Amounts transferred from (to) investment property		56,210	(12,442)	—	43,768
Amounts transferred to assets held for sale(*2)		(3,752)	(2,526)	—	(6,278)
Effects of foreign currency movements		(771)	(2,136)	8,513	5,606

Ending balance	￦	1,798,444	975,554	440,305	3,214,303

(*1)	￦134,790 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprised of land and buildings, etc.

	2012 (restated)
	Land		Buildings	Other	Total
Beginning balance	￦	1,751,634	862,009	380,216	2,993,859
Acquisitions(*1)		1,699	41,386	266,848	309,933
Disposals(*1)		(180)	(7,191)	(14,674)	(22,045)
Depreciation		—	(31,982)	(169,789)	(201,771)
Amounts transferred from (to) investment property		(4,659)	(2,042)	—	(6,701)
Amounts transferred to assets held for sale(*2)		(16,243)	(5,264)	—	(21,507)
Effects of foreign currency movements		(179)	(1,563)	(3,341)	(5,083)
Change in subsidiaries		10,265	11,078	40,429	61,772

Ending balance	￦	1,742,337	866,431	499,689	3,108,457

(*1)	￦13,651 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprised of land and buildings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

14.	Property and equipment, net (continued)

(c)	Insured assets as of December 31, 2013 are as follows:

Type of insurance	Assets insured	Amount covered	Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent	22,600	Samsung Fire & Marine Insurance Co., Ltd and 7 other entities
Package insurance	Land and buildings	1,303,784	Samsung Fire & Marine Insurance Co., Ltd and 5 other entities
Fire insurance	Equipment	13,605	Samsung Fire & Marine Insurance Co., Ltd and AIG Insurance
Theft insurance	Cash and securities	57,030	Dongbu Insurance Co., Ltd., and 8 other entities

Directors’ and Officers’ Liability and Company Reimbursement Insurance	—	50,000	Samsung Fire & Marine Insurance Co., Ltd
Other	—	26,760	MERITZ Fire & Marine Insurance Co., Ltd and 2 other entities

		1,473,779

(*)	In addition, the Group maintains vehicle insurance, medical insurance, fire insurance for its assets, and employee compensation insurance covering loss and liability arising from accidents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Goodwill	￦	3,835,141	3,830,363
Software		74,622	72,362
Development cost		87,168	115,506
Other		229,447	177,265

	￦	4,226,378	4,195,496

(b)	Changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Goodwill		Development cost	Software	Other	Total
Beginning balance	￦	3,830,363	115,506	72,362	177,265	4,195,496
Acquisitions		—	12,754	34,114	107,537	154,405
Business combination		11,989	—	—	—	11,989
Disposals		(7,211)	(61)	(635)	(8,122)	(16,029)
Impairment (*1)		—	—	—	(2,576)	(2,576)
Amortization (*2)		—	(41,031)	(30,913)	(44,618)	(116,562)
Effects of foreign currency movements		—	—	(306)	(39)	(345)

Ending balance	￦	3,835,141	87,168	74,622	229,447	4,226,378

	2012 (restated)
	Goodwill		Development cost	Software	Other	Total
Beginning balance	￦	3,854,524	99,529	75,164	174,243	4,203,460
Acquisitions		27,554	50,339	28,794	44,603	151,290
Disposals		—	—	(578)	(6,718)	(7,296)
Impairment (*1)		(54,124)	—	(185)	(4,208)	(58,517)
Amortization (*2)		—	(34,430)	(31,483)	(31,152)	(97,065)
Effects of foreign currency movements		—	—	(816)	(280)	(1,096)
Change in subsidiaries		2,409	68	1,466	777	4,720

Ending balance	￦	3,830,363	115,506	72,362	177,265	4,195,496

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

15.	Intangible assets, net (continued)

(c)	Goodwill

i)	Goodwill as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Banking
Retail	￦	652,344	652,344
Corporate and investment		107,856	107,856
Other		82,060	82,060
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		32,122	27,344

	￦	3,835,141	3,830,363

ii)	The changes in goodwill for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Beginning balance	￦	3,830,363	3,854,523
Acquisition of subsidiaries		11,989	27,555
Disposition from business combinations		(7,211)	—
Impairment (*1)		—	(54,124)
Change in subsidiaries		—	2,409

Ending balance	￦	3,835,141	3,830,363

(*1)	The impairment losses was recognized in ‘Others CGU’ of ￦10,284 million and ‘international CGU of Shinhan Bank’ of ￦43,840 million for the year ended December 31, 2013, respectively.

iii)	Goodwill impairment test

The recoverable amounts of all CGUs to which goodwill has been allocated was based on their respective value in use and was determined by discounting the estimated future cash flows to be generated from the continuing use of the respective CGUs.

The recoverable amounts of CGUs have been determined using cash flow estimates which cover a 5.5 year period (July 31, 2013 through December 31, 2018) from the date of valuation, which is June 30, 2013, with a valuation of terminal value applied thereafter. In case of Shinhan Life Insurance, only the 30 years of future cash flows are applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

15.	Intangible assets, net (continued)

Discount and terminal growth rates

The discount rates applied have been determined based on the cost of equity which is comprised of a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate of cash flow estimation is on the basis of inflation rates.

Discount and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking
Retail	11.45%	2.98%
Corporate and investment	10.40%, 11.45%	2.98%, 3.10%
Other	11.45%	2.98%
Credit card	11.00%	2.98%
Life insurance	10.50%	—
Other	11.40%, 11.80%	2.98%

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2013	2014	2014	2016	2017 and thereafter
CPI growth	1.70%	2.80%	3.50%	3.50%	3.20%
Real retail sales growth	0.00%	3.30%	4.00%	3.70%	3.40%
Real GDP growth	1.60%	3.40%	4.10%	3.80%	3.60%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Return on investment	4.85%
Risk-based solvency margin ratio	311.90%

Total recoverable amount and book value of CGUs, to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	￦	31,853,511
Total book value		29,351,776

	￦	2,501,735

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2013 and 2012 are as follows:

Investees	Country	Reporting date	Ownership (%) (*1)
			2013	2012
Cardif Life Insurance (*1,3)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	December 31	14.90	14.90
Daewontos Co., Ltd.(*1,6)	”	September 30	36.33	36.33
Shinhan Corporate Restructuring Fund 5th (*5)	”	December 31	52.58	45.00
DCC Corporate Restructuring Fund 1st	”	”	—	24.14
PT Clemont Finance Indonesia (*1)	Indonesia	September 30	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	December 31	24.00	24.00
APC Fund (*1)	”	September 30	25.20	25.20
SHC-IMM New Growth Fund (*5)	Korea	December 31	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
UAMCO., Ltd. (*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Aju-Shinhan 1st Investment Fund	”	”	—	60.00
Aju-Shinhan 2nd Investment Fund	”	”	—	33.33
Aju 3rd Investment Fund	”	”	—	60.00
Medici 2nd Investment Fund (*5)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3 (*5)	”	”	70.16	70.16
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	30.00	30.00
KDB Daewoo Securities Platinum PEF	”	”	20.00	20.00
Shinhan-stonebridge Petro PEF (*4)	”	”	1.82	1.82
FAMILY FOOD CO,. LTD. (*1)	”	September 30	24.63	—
TS2013-6 M&A Investment Fund	”	December 31	25.00	—
Inhee Co., Ltd (*1,2,6)	”	September 30	15.36	—
Truston Falcon Asia US Feeder Fund	Singapore	December 31	31.58	—
Innopolis-CJ Bio Healthcare Fund	Korea	”	25.00	—

(*1)	Financial statements as of September 30, 2013 were used for the equity method.
(*2)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.
(*3)	The Group has significant influence due to material transaction with investee.
(*4)	As a managing partner, the Group has significant management control over the investee.
(*5)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.
(*6)	The Group reclassifies available-for-sale financial assets that were acquired by debt-equity swap to investments in associates since reorganization procedures were completed and voting rights were restored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2013 and 2012 are as follows:

	2013
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	42,647	8,923	3,964	(4,284)	—	51,250
Aju Capital Co., Ltd. (*1)		29,653	(1,849)	568	(149)	—	28,223
Pohang TechnoPark 2PFV		2,895	—	(48)	—	—	2,847
Daewontos Co., Ltd.		122	—	(122)	—	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	(675)	239	(239)	—
DCC Corporate Restructuring Fund 1st		296	(273)	(23)	—	—	—
PT Clemont Finance Indonesia		6,892	—	81	(1,393)	—	5,580
Haejin Shipping Co. Ltd.		—	—	1,051	(36)	—	1,015
APC Fund		38,101	8,640	(23,533)	(474)	—	22,734
SHC-IMM New Growth Fund		8,884	440	(175)	—	—	9,149
QCP New Technology Fund 20th		259	—	(10)	—	—	249
UAMCO., Ltd.		120,917	—	18,373	(19)	—	139,271
Miraeasset 3rd Investment Fund		4,705	—	232	799	—	5,736
Aju-Shinhan 1st Investment Fund		3,748	(3,635)	(113)	—	—	—
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—	—
Aju 3rd Investment Fund		3,040	(3,698)	658	—	—	—
Medici 2nd Investment Fund]		3,208	—	(36)	—	—	3,172
STI New growth engine Investment Fund		2,824	(273)	(42)	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	163	—	—	5,256
Shinhan K2 Secondary Fund		1,692	1,698	(28)	—	—	3,362
Aju 4th Investment Fund		2,977	(3,957)	2,560	—	—	1,580
KDB Daewoo Securities Platinum PEF		6,517	(1,079)	1,125	—	—	6,563
Shinhan-stonebridge Petro PEF		14,837	(417)	1,898	—	—	16,318
SHINHAN 2013-1 New Technology Business Investment Fund’		—	(172)	172	—	—	—
FAMILY FOOD CO,. LTD.		—	4,158	53	460	—	4,671
TS2013-6 M&A Investment Fund		—	4,000	(89)	—	—	3,911
Inhee Co., Ltd		—	—	382	(21)	—	361
Truston Falcon Asia US Feeder Fund		—	10,030	913	(102)	—	10,841
Innopolis-CJ Bio Healthcare Fund		—	4,000	(31)	—	—	3,969

	￦	298,518	27,982	7,286	(4,980)	(239)	328,567

(*1)	The market values of investments are ￦37,049 million as of December 31, 2013 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Investments in associates (continued)

	2012
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	25,028	9,775	1,138	6,706	—	42,647
Aju Capital Co., Ltd. (*1)		33,944	(1,849)	5,505	494	(8,441)	29,653
Macquarie Shinhan Infrastructure Management		4,576	(4,000)	—	(576)	—	—
Pohang TechnoPark 2PFV		3,697	—	(802)	—	—	2,895
Daewontos Co., Ltd.		—	—	122	—	—	122
Shinhan Corporate Restructuring Fund 5th		669	—	6	—	—	675
DCC Corporate Restructuring Fund 1st		845	(290)	(259)	—	—	296
KTB Corporate Restructuring Fund 18th		10	(88)	78	—	—	—
PT Clemont Finance Indonesia		7,346	—	517	(971)	—	6,892
Haejin Shipping Co. Ltd.		1,164	—	(644)	16	(536)	—
APC Fund		38,400	279	2,391	(2,969)	—	38,101
TSYoon 2nd Corporate Restructuring Fund		2,472	(3,475)	570	433	—	—
SHC-IMM New Growth Fund		6,816	2,260	(192)	—	—	8,884
Now IB Fund 6 th		1,474	(1,529)	55	—	—	—
QCP New Technology Fund 20th		121	—	138	—	—	259
UAMCO., Ltd.		104,240	—	16,652	25	—	120,917
Miraeasset 3rd Investment Fund		4,688	—	17	—	—	4,705
Now IB Fund 8th		1,334	(1,566)	170	62	—	—
Aju-Shinhan 1st Investment Fund		3,370	—	378	—	—	3,748
Aju-Shinhan 2nd Investment Fund		2,036	(1,645)	284	—	—	675
Aju 3rd Investment Fund		2,789	—	251	—	—	3,040
Stonebridge New Growth Investment Fund		564	(564)	—	—	—	—
Medici 2nd Investment Fund		3,265	—	(57)	—	—	3,208
STI New growth engine Investment Fund		—	2,000	824	—	—	2,824
AJU-SHC WIN-WIN Company Fund 3		—	2,375	579	—	—	2,954
Shinhan K2 Secondary Fund		—	1,750	(58)	—	—	1,692
Aju 4th Investment Fund		—	3,000	(23)	—	—	2,977
KDB Daewoo Securities Platinum PEF		—	6,580	(63)	—	—	6,517
Shinhan-stonebridge Petro PEF		—	14,910	(73)	—	—	14,837
NSC New Technology Fund 1st		—	(34)	34	—	—	—

	￦	248,848	27,889	27,538	3,220	(8,977)	298,518

(*1)	The market values of investments are ￦29,654 million as of December 31, 2012 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed financial statements of associates as of and for the years ended December 31, 2013 and 2012 are as follows:

	2013			2012
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	3,466,657	3,184,257	2,993,361	2,765,496
Aju Capital Co., Ltd.		6,044,214	5,349,045	5,857,903	5,153,149
Pohang TechnoPark 2PFV		20,783	1,676	20,993	1,564
Daewontos Co., Ltd.		6,536	7,740	5,314	4,979
Shinhan Corporate Restructuring Fund 5th		12	1	2,749	1,250
DCC Corporate Restructuring Fund 1st		—	—	1,237	11
PT Clemont Finance Indonesia		56,333	37,734	77,548	54,573
Haejin Shipping Co. Ltd.		10,118	5,892	19,681	22,942
APC Fund		90,300	86	162,712	11,360
SHC-IMM New Growth Fund		14,180	—	13,772	2
QCP New Technology Fund 20th		527	—	548	—
UAMCO., Ltd.		4,363,884	3,568,061	4,906,006	4,215,061
Miraeasset 3rd Investment Fund		11,579	106	9,474	63
Aju-Shinhan 1st Investment Fund		—	—	6,353	106
Aju-Shinhan 2nd Investment Fund		—	—	2,031	7
Aju 3rd Investment Fund		—	—	5,070	3
Medici 2nd Investment Fund		5,803	—	5,869	—
STI New growth engine Investment Fund		5,019	—	5,649	—
AJU-SHC WIN-WIN Company Fund 3		7,554	62	4,229	19
Shinhan K2 Secondary Fund		31,266	5	15,732	—
Aju 4th Investment Fund		5,277	13	9,945	23
KDB Daewoo Securities Platinum PEF		33,005	188	32,676	90
Shinhan-stonebridge Petro PEF		895,695	211	814,189	—
FAMILY FOOD CO,. LTD.		67,882	45,103	—	—
TS2013-6 M&A Investment Fund		15,728	82	—	—
Inhee Co., Ltd		16,481	14,127	—	—
Truston Falcon Asia US Feeder Fund		35,209	880	—	—
Innopolis-CJ Bio Healthcare Fund		15,879	2	—	—

	￦	15,219,921	12,215,271	14,973,041	12,230,698

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Investments in associates (continued)

Condensed income statement information the years ended December 31, 2013 and 2012 are as follows:

	2013
Investees	Operating revenue		Net profit	Other comprehensive income	Total comprehensive income
Cardif Life Insurance	￦	682,100	18,295	(28,557)	(10,262)
Aju Capital Co., Ltd.		790,073	2,232	1,324	3,556
Pohang TechnoPark 2PFV		—	(322)	—	(322)
Daewontos Co., Ltd.		17,313	(873)	—	(873)
Shinhan Corporate Restructuring Fund 5th		2,213	473	532	1,005
DCC Corporate Restructuring Fund 1st		42	(104)	—	(104)
PT Clemont Finance Indonesia		3,562	268	—	268
Haejin Shipping Co. Ltd.		194	7,572	—	7,572
APC Fund		—	(93,567)	—	(93,567)
SHC-IMM New Growth Fund		85	(271)	—	(271)
QCP New Technology Fund 20th		1	(21)	—	(21)
UAMCO., Ltd.		708,035	105,013	(107)	104,906
Miraeasset 3rd Investment Fund		695	462	1,599	2,061
Aju-Shinhan 1st Investment Fund		274	(189)	—	(189)
Aju-Shinhan 2nd Investment Fund		131	55	—	55
Aju-Shinhan 3rd Investment Fund		1,234	1,097	—	1,097
Medici 2nd Investment Fund		—	(66)	—	(66)
STI New growth engine Investment Fund		—	(84)	—	(84)
AJU-SHC WIN-WIN Company Fund 3		869	233	—	233
Shinhan K2 Secondary Fund		680	(258)	—	(258)
Aju 4th Investment Fund		9,265	8,532	—	8,532
KDB Daewoo Securities Platinum PEF		6,000	5,626	—	5,626
Shinhan-stonebridge Petro PEF		107,695	104,163	—	104,163
SHINHAN 2013-1 New Technology Business Investment Fund’		872	729	—	729
FAMILY FOOD CO,. LTD.		32,205	217	1,869	2,086
TS2013-6 M&A Investment Fund		355	(354)	—	(354)
Inhee Co., Ltd		5,866	662	(18,156)	(17,494)
Truston Falcon Asia US Feeder Fund		3,977	2,887	—	2,887
Innopolis-CJ Bio Healthcare Fund		15	(123)	—	(123)

	￦	2,373,751	162,284	(41,496)	120,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Investments in associates (continued)

	2012
Investees	Operating revenue		Net profit	Other comprehensive income	Total comprehensive income
Cardif Life Insurance	￦	798,918	2,497	44,709	47,206
Aju Capital Co., Ltd.		775,227	40,353	(96)	40,257
Pohang TechnoPark 2PFV		—	(5,440)	—	(5,440)
Daewontos Co., Ltd.		24,397	243	—	243
Shinhan Corporate Restructuring Fund 5th		19	15	(532)	(517)
DCC Corporate Restructuring Fund 1st		16	(1,064)	—	(1,064)
PT Clemont Finance Indonesia		6,558	1,343	—	1,343
Haejin Shipping Co. Ltd.		2,482	(3,287)	—	(3,287)
APC Fund		3,564	2,076	—	2,076
SHC-IMM New Growth Fund		102	(300)	—	(300)
QCP New Technology Fund 20th		1	(21)	—	(21)
UAMCO., Ltd.		599,570	95,828	(422)	95,406
Miraeasset 3rd Investment Fund		195	36	—	36
Aju-Shinhan 1st Investment Fund		677	630	—	630
Aju-Shinhan 2nd Investment Fund		882	852	—	852
Aju-Shinhan 3rd Investment Fund		433	419	—	419
Medici 2nd Investment Fund		5	(104)	—	(104)
STI New growth engine Investment Fund		—	1,648	—	1,648
AJU-SHC WIN-WIN Company Fund 3		844	825	—	825
Shinhan K2 Secondary Fund		—	(543)	—	(543)
Aju 4th Investment Fund		374	(77)	—	(77)
KDB Daewoo Securities Platinum PEF		—	(314)	—	(314)
Shinhan-stonebridge Petro PEF		26	(3,991)	—	(3,991)

	￦	2,214,290	131,624	43,659	175,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Investments in associates (continued)

(d) Reconciliation of the financial information presented to the carrying amount of its interest in the associate as of December 31, 2013 and 2012 are as follow:

	December 31, 2013
Investees	Net assets (a)		Ownership (%) (b)	the share of net assets (a)*(b)	Intra-group transactions	Other	Book value
Cardif Life Insurance(*1)	￦	282,400	14.99	42,332	(171)	9,089	51,250
Aju Capital Co., Ltd. (*2)		651,747	12.85	83,751	—	(55,528)	28,223
Pohang TechnoPark 2PFV		19,107	14.90	2,847	—	—	2,847
Daewontos Co., Ltd.(*3)		(1,204)	36.33	(437)	—	437	—
Shinhan Corporate Restructuring Fund 5th(*4)		11	52.58	6	—	(6)	—
PT Clemont Finance Indonesia		18,599	30.00	5,580	—	—	5,580
Haejin Shipping Co. Ltd.		4,226	24.00	1,015	—	—	1,015
APC Fund		90,214	25.20	22,734	—	—	22,734
SHC-IMM New Growth Fund		14,180	64.52	9,149	—	—	9,149
QCP New Technology Fund 20th		527	47.17	249	—	—	249
UAMCO., Ltd.		795,823	17.50	139,271	—	—	139,271
Miraeasset 3rd Investment Fund		11,473	50.00	5,736	—	—	5,736
Medici 2nd Investment Fund		5,803	54.67	3,172	—	—	3,172
STI New growth engine Investment Fund		5,019	50.00	2,509	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		7,492	70.16	5,256	—	—	5,256
Shinhan K2 Secondary Fund		31,261	10.75	3,362	—	—	3,362
Aju 4th Investment Fund		5,264	30.00	1,580	—	—	1,580
KDB Daewoo Securities Platinum PEF		32,817	20.00	6,563	—	—	6,563
Shinhan-stonebridge Petro PEF		895,484	1.82	16,318	—	—	16,318
FAMILY FOOD CO,. LTD.(*5)		22,779	24.63	5,610	—	(939)	4,671
TS2013-6 M&A Investment Fund		15,646	25.00	3,911	—	—	3,911
Inhee Co., Ltd		2,354	15.36	361	—	—	361
Truston Falcon Asia US Feeder Fund		34,329	31.58	10,841	—	—	10,841
Innopolis-CJ Bio Healthcare Fund		15,877	25.00	3,969	—	—	3,969

	￦	2,961,228		375,685	(171)	(46,947)	328,567

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increase occurred between the end of reporting period of the associate and the Group.
(*2)	Net assets do not include non-controlling interest. Other adjustments represent the cumulative impairment loss.
(*3)	Other adjustments represent the unrecognized share of losses of an associate because the Group has stopped recognizing its share losses of the associate due to cumulative loss.
(*4)	Other adjustments represent the cumulative impairment loss.
(*5)	Other adjustments represent the difference between the cost of the investment and the Group’s share of the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Investments in associates (continued)

	December 31, 2012
Investees	Net assets (a)		Ownership (%) (b)	the share of net assets (a)*(b)	Intra-group transactions	Other	Book value
Cardif Life Insurance (*1)	￦	227,865	14.99	34,157	(304)	8,794	42,647
Aju Capital Co., Ltd. (*2)		662,870	12.85	85,176	—	(55,523)	29,653
Pohang TechnoPark 2PFV		19,429	14.90	2,895	—	—	2,895
Daewontos Co., Ltd.		335	36.33	122	—	—	122
Shinhan Corporate Restructuring Fund 5th		1,499	45.00	675	—	—	675
DCC Corporate Restructuring Fund 1st		1,226	24.14	296	—	—	296
PT Clemont Finance Indonesia		22,975	30.00	6,892	—	—	6,892
Haejin Shipping Co. Ltd. (*3)		(3,261)	24.00	(783)	—	783	—
APC Fund		151,352	25.20	38,101	—	—	38,101
SHC-IMM New Growth Fund		13,770	64.52	8,884	—	—	8,884
QCP New Technology Fund 20th		548	47.17	259	—	—	259
UAMCO., Ltd.		690,945	17.50	120,917	—	—	120,917
Miraeasset 3rd Investment Fund		9,411	50.00	4,705	—	—	4,705
Aju-Shinhan 1st Investment Fund		6,247	60.00	3,748	—	—	3,748
Aju-Shinhan 2nd Investment Fund		2,024	33.33	675	—	—	675
Aju 3rd Investment Fund		5,067	60.00	3,040	—	—	3,040
Medici 2nd Investment Fund		5,869	54.67	3,208	—	—	3,208
STI New growth engine Investment Fund		5,649	50.00	2,824	—	—	2,824
AJU-SHC WIN-WIN Company Fund 3		4,210	70.16	2,954	—	—	2,954
Shinhan K2 Secondary Fund		15,732	10.75	1,692	—	—	1,692
Aju 4th Investment Fund		9,922	30.00	2,977	—	—	2,977
KDB Daewoo Securities Platinum PEF		32,586	20.00	6,517	—	—	6,517
Shinhan-stonebridge Petro PEF		814,189	1.82	14,837	—	—	14,837

	￦	2,700,459		344,768	(304)	(45,946)	298,518

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increase occurred between the end of reporting period of the associate and the Group.
(*2)	Net assets do not include non-controlling interest. Other adjustments represent the cumulative impairment loss.
(*3)	Other adjustments represent the unrecognized share of losses of an associate because the Group has stopped recognizing its share losses of the associate due to cumulative loss.

(e)	The unrecognized share of losses of associate for the year ended December 31, 2013 and cumulatively were as follow:

	The unrecognized share of losses of associate for
Investees	the reporting period	the cumulative period
Daewontos Co., Ltd.	￦ (437)	(437)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

17.	Investment properties, net

(a)	Investment properties as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Acquisition cost	￦	737,426	811,977
Accumulated depreciation		(47,169)	(33,472)

Book value	￦	690,257	778,505

(*)	Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b)	Changes in investment properties for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Beginning balance	￦	778,505	512,034
Acquisitions		234,432	296,315
Disposals		(32,915)	(2,991)
Depreciation		(17,238)	(14,045)
Amounts transferred from property and equipment		(43,768)	6,701
Amounts transferred to assets held for sale(*1)		(228,762)	(22,825)
Foreign currency adjustment		3	(13)
Change in subsidiaries		—	3,329

Ending balance	￦	690,257	778,505

(*1)	Comprise of land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Rental Income	￦	53,024	44,885
Direct operating expenses for investment properties that generated rental income		19,284	14,045

(d)	The fair value of investment property as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Land and buildings	￦	709,511	801,221

(*)	Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

18.	Other assets, net

Other assets as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Accounts receivable	￦	3,530,688	4,579,155
Domestic exchange settlement debit		2,424,781	2,134,806
Guarantee deposits		1,353,898	1,358,007
Present value discount		(75,218)	(87,620)
Accrued income		1,329,910	1,524,432
Prepaid expense		133,086	187,568
Suspense payments		74,565	91,426
Sundry assets		157,572	204,479
Separate account assets		2,108,617	1,896,072
Advance payments		180,561	185,356
Unamortized deferred acquisition cost		1,152,549	1,239,756
Other		165,140	67,961
Allowances for impairment		(86,956)	(98,491)

	￦	12,449,193	13,282,907

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2013 and 2012 are as follows:

	2013
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	689,515	99,379	590,136	—
1 ~ 5 years		1,206,565	110,560	1,096,005	—
Later than 5 years		35,823	1,061	34,762	—

	￦	1,931,903	211,000	1,720,903	—

	2012
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	767,000	91,345	675,655	—
1 ~ 5 years		1,131,866	146,687	985,179	—
Later than 5 years		42,489	3,171	39,318	—

	￦	1,941,355	241,203	1,700,152	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

19.	Leases (continued)

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2013 and 2012 are as follows:

i)	Finance leases

	2013
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	689,515	99,379	590,136
1 ~ 5 years		1,206,565	110,560	1,096,005
Later than 5 years		35,823	1,061	34,762

	￦	1,931,903	211,000	1,720,903

	2012
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	754,107	91,964	662,143
1 ~ 5 years		1,087,534	141,667	945,867
Later than 5 years		42,489	3,171	39,318

	￦	1,884,130	236,802	1,647,328

ii)	Operating leases

	Minimum lease payment
	2013		2012
Not later than 1 year	￦	9,950	7,491
1 ~ 5 years		10,120	11,135

	￦	20,070	18,626

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2013 and 2012 are as follows:

	Minimum lease payment
	2013		2012
Not later than 1 year	￦	94,296	104,108
1 ~ 5 years		115,946	122,332
Later than 5 years		12,238	9,606

	￦	222,480	236,046

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Loans	￦	237,277	127,588
Securities
Trading assets		6,701,687	5,645,860
Available-for-sale financial assets		2,421,472	1,531,366
Held-to-maturity financial assets		4,922,650	5,551,874
Financial assets designated at fair value through profit or loss		485,202	400,837

		14,531,011	13,129,937

Deposits		124,716	100,498
Real estate		445,206	452,907
Other assets		93,480	56,056

	￦	15,431,690	13,866,986

(*)	The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2013 and 2012 were ￦6,949,973 million and ￦5,530,540 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2013 and 2012 are as follows:

	2013
	Collateral held		Collateral sold or repledged
Securities	￦	3,233,542	—

	2012 (restated)
	Collateral held		Collateral sold or repledged
Securities	￦	3,731,968	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

21.	Deposits

Deposits as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Demand deposits	￦	59,143,510	52,171,149
Time deposits		112,583,986	114,220,905
Negotiable certificates of deposits		1,827,088	1,303,683
Note discount deposits		3,132,185	3,013,376
CMA (*)		1,291,588	1,626,061
Others		831,524	960,528

	￦	178,809,881	173,295,702

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Securities sold
Equity	￦	285,616	126,160
Debt		565,422	760,502
Others		8,649	—
Gold deposits		398,596	484,061

	￦	1,258,283	1,370,723

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)	Condition
Equity-linked securities sold	￦	4,545,850	4,017,337	Combined instrument
Derivatives-combined securities sold		1,362,608	804,860
Securities sold		672	—	Evaluation and management on a fair value basis

	￦	5,909,130	4,822,197

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

24.	Borrowings

(a)	Borrowings as of December 31, 2013 and 2012 are as follows:

	2013
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~1.00	￦	1,291,005
Others	0.00~5.05		6,085,756

			7,376,761

Borrowings in foreign currency
Overdraft due to banks	0.00~0.78		225,689
Borrowings from banks	0.05~1.83		2,640,072
Others	0.55~1.85		1,980,853

			4,846,614

Call money	0.10~5.08		1,403,260
Bill sold	1.50~2.93		28,631
Bonds sold under repurchase agreements	0.30~3.34		6,395,322
Due to Bank of Korea in foreign currency	0.10		94,315
Bond Issuance costs			(1,995)

		￦	20,142,908

	2012 (restated)
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.25~1.50	￦	1,354,261
Others	0.00~6.60		5,773,894

			7,128,155

Borrowings in foreign currency
Overdraft due to banks	0.00~0.63		155,269
Borrowings from banks	0.08~3.88		3,071,900
Others	0.30~1.86		2,675,937

			5,903,106

Call money	0.07~9.00		1,088,535
Bill sold	1.70~3.80		55,397
Bonds sold under repurchase agreements	0.30~3.65		5,189,539
Due to Bank of Korea in foreign currency	0.10		156,150
Bond Issuance Cost			(2,842)

		￦	19,518,040

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2013 and 2012 are as follows:

	2013
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00~8.36	￦	26,219,135
Subordinated debt securities issued	3.41~8.00		5,510,630
Loss on fair value hedges			(24,853)
Bond Issuance Cost			(73,895)

			31,631,017

Debt securities issued in foreign currency
Debt securities issued	0.74~8.13		5,813,843
Loss on fair value hedges			70,163
Bond Issuance Cost			(23,584)

			5,860,422

		￦	37,491,439

	2012 (restated)
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00~9.00	￦	27,355,181
Subordinated debt securities issued	3.41~8.00		5,150,290
Loss on fair value hedges			107,559
Bond Issuance Cost			(64,123)

			32,548,907

Debt securities issued in foreign currency
Debt securities issued	0.72~8.13		6,199,275
Loss on fair value hedges			117,096
Bond Issuance Cost			(26,811)

			6,289,560

		￦	38,838,467

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Present value of defined benefit obligation	￦	1,037,143	1,016,018
Fair value of plan assets		(919,488)	(793,685)

Recognized liabilities for defined benefit obligation	￦	117,655	222,333

(b)	Changes in the present value of defined benefit obligation and plan assests for the years ended December 31, 2013 and 2012 were as follows:

	2013
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,016,018	(793,685)	222,333
Included in profit or loss
Current service cost		142,830	—	142,830
Past service cost		(89,510)	—	(89,510)
Interest expense (income)		42,754	(34,922)	7,832

		96,074	(34,922)	61,152

Included in other comprehensive income:
Remeasurements loss (gain):
- Actuarial gains(losses) arising from:
Demographic assumptions		(1,109)	—	(1,109)
Financial assumptions		30,798	—	30,798
Experience adjustment		(64,136)	—	(64,136)
- Return on plan assets excluding interest income		—	9,495	9,495

		(34,447)	9,495	(24,952)

Other:
Benefits paid by the plan		(40,451)	31,778	(8,673)
Contributions paid into the plan		—	(131,789)	(131,789)
Change in subsidiaries		42	(365)	(323)
Effect of movements in exchange rates		(93)	—	(93)

		(40,502)	(100,376)	(140,878)

Ending balance	￦	1,037,143	(919,488)	117,655

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

26.	Employee benefits (continued)

	2012(restated)
(restated)	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	877,037	(601,602)	275,435
Included in profit or loss
Current service cost		134,068	—	134,068
Interest expense (income)		44,732	(32,549)	12,183

		178,800	(32,549)	146,251

Included in other comprehensive income:
Remeasurements loss (gain):
- Actuarial gains(losses) arising from:
Demographic assumptions		(87,623)	—	(87,623)
Financial assumptions		46,523	—	46,523
Experience adjustment		33,786	—	33,786
- Return on plan assets excluding interest income		—	7,079	7,079

		(7,314)	7,079	(235)

Other:
Benefits paid by the plan		(40,430)	11,158	(29,272)
Contributions paid into the plan		—	(177,362)	(177,362)
Change in subsidiaries		7,899	(409)	7,490
Effect of movements in exchange rates		26	—	26

		(32,505)	(166,613)	(199,118)

Ending balance	￦	1,016,018	(793,685)	222,333

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c)	Plan assets as of December 31, 2013 and 2012 were as follows:

	2013		2012(restated)
Plan assets
Equity securities	￦	35,691	28,680
Debt securities		741	892
Due from banks		868,455	725,584
Other		14,601	38,529

	￦	919,488	793,685

(d)	Actuarial assumptions as of December 31, 2013 and 2012 were as follows;

	2013	2012	Description
Discount rate	4.12% ~ 4.98%	3.06% ~ 4.44%	AA corporate bond yields
Future salary increasing rate	2.28% ~ 3.66% + Upgrade rate	1.88% ~ 4.22% + Upgrade rate	Average for 5 years
the weighted-average duration	7.71 year ~ 16.11 year	7.48 year ~ 14.12 year

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

26.	Employee benefits (continued)

(e)	Sensitivity analysis

Reasonably possible changes as of December 31, 2013 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1% movement)	￦	135,953	(116,991)
Future salary increasing rate (1% movement)		(113,506)	133,939

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

27.	Provisions

(a)	Provisions as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Asset retirement obligations	￦	41,730	39,348
Expected loss related to litigation		106,202	135,748
Unused credit commitments		411,171	415,420
Bonus card points program		29,104	24,873
Financial guarantee contracts issued		92,980	77,840
Others		69,096	54,656

	￦	750,283	747,885

(b)	Changes in provisions for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Asset retirement		Litigation	Unused credit	Card point(*1)	Guarantee	Other	Total
Beginning balance	￦	39,348	135,748	415,420	24,873	77,840	54,656	747,885
Provision (reversal)		301	3,456	(5,390)	60,847	21,906	61,961	143,081
Provision used		(993)	(32,844)	—	(56,616)	—	(44,515)	(134,968)
Foreign exchange translation		—	(158)	1,141	—	2,240	(41)	3,182
Others		3,074	—	—	—	(9,006)	(2,965)	(8,897)

Ending balance	￦	41,730	106,202	411,171	29,104	92,980	69,096	750,283

	2012(restated)
	Asset retirement		Litigation	Unused credit	Card point(*1)	Guarantee	Other	Total
Beginning balance	￦	35,727	215,808	444,810	24,439	85,778	63,070	869,632
Provision (reversal)		676	13,986	(26,764)	39,142	7,949	13,356	48,345
Provision used		(439)	(93,586)	—	(38,708)	—	(22,118)	(154,851)
Foreign exchange translation		—	(460)	(2,651)	—	(2,428)	(643)	(6,182)
Others		3,384	—	25	—	(13,459)	—	(10,050)
Change in subsidiaries		—	—	—	—	—	991	991

Ending balance	￦	39,348	135,748	415,420	24,873	77,840	54,656	747,885

(*1)	Provisions for card point were classified as fees and commission expense

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

27.	Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Guarantees and acceptances outstanding	￦	10,564,718	9,627,145
Contingent guarantees and acceptances		5,053,750	5,203,826
ABS and ABCP purchase commitments		1,599,331	2,019,404
Endorsed bill		54,460	3,946

	￦	17,272,259	16,535,149

Allowance for loss on guarantees and acceptances	￦	92,980	77,840
Ratio		0.54%	0.47%

28.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2013 and 2012 are as follows:

	2013		2012
Policy reserve	￦	15,657,500	13,415,015
Policyholder’s equity adjustment		(1,045)	3,544

	￦	15,656,455	13,418,559

(b)	Policy reserve of December 31, 2013 and 2012 are as follows:

	2013		2012
Interest rate linked	￦	10,261,450	8,092,651
Fixed interest rate		5,396,050	5,322,364

	￦	15,657,500	13,415,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

28.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2013 and 2012 are as follows:

	2013
	Individual insurance					Group insurance			Total
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal
Premium reserve	￦	3,302,309	6,484,119	5,023,729	14,810,157	38,092	278	38,370	14,848,527
Guarantee reserve		10,140	13,495	187	23,822	—	—	—	23,822
Unearned premium reserve		3	621	—	624	556	—	556	1,180
Reserve for outstanding claims		55,723	563,061	104,958	723,742	29,046	—	29,046	752,788
Interest rate difference guarantee reserve		2,422	194	18	2,634	—	—	—	2,634
Mortality gains reserve		7,579	6,246	354	14,179	5	—	5	14,184
Interest gains reserve		12,462	296	27	12,785	—	—	—	12,785
Long term duration dividend reserve		70	12	2	84	—	—	—	84
Reserve for policyholder’s profit dividend		1,057	—	—	1,057	—	—	—	1,057
Reserve for losses on dividend insurance contract		439	—	—	439	—	—	—	439

	￦	3,392,204	7,068,044	5,129,275	15,589,523	67,699	278	67,977	15,657,500

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

28.	Liability under insurance contracts (continued)

	2012
	Individual insurance					Group insurance			Total
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal
Premium reserve	￦	2,983,148	5,745,842	3,932,195	12,661,185	42,471	281	42,752	12,703,937
Guarantee reserve		9,315	4,252	190	13,757	—	—	—	13,757
Unearned premium reserve		4	698	—	702	548	—	548	1,250
Reserve for outstanding claims		49,891	494,767	83,964	628,622	32,731	—	32,731	661,353
Interest rate difference guarantee reserve		2,534	229	20	2,783	—	—	—	2,783
Mortality gains reserve		7,910	7,292	397	15,599	5	—	5	15,604
Interest gains reserve		9,202	334	29	9,565	—	—	—	9,565
Long term duration dividend reserve		73	14	2	89	—	—	—	89
Reserve for policyholder’s profit dividend		5,388	—	—	5,388	—	—	—	5,388
Reserve for losses on dividend insurance contract		1,289	—	—	1,289	—	—	—	1,289

	￦	3,068,754	6,253,428	4,016,797	13,338,979	75,755	281	76,036	13,415,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of December 31, 2013 and 2012 are as follows:

	2013
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	129	434
A- to A+		647	1,673

	￦	776	2,107

	2012
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	133	139
A- to A+		777	2,518

	￦	910	2,657

(e)	Income or expenses on insurance for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Insurance income
Premium income	￦	4,209,673	4,412,777
Reinsurance income		4,301	5,348
Separate account income		14,894	15,665

		4,228,868	4,433,790

Insurance expenses
Claims paid		(1,678,721)	(1,508,778)
Reinsurance premium expenses		(4,115)	(5,011)
Provision for policy reserves		(2,242,619)	(2,554,251)
Separate account expenses		(14,894)	(15,665)
Discount charge		(1,640)	(406)
Acquisition costs		(566,456)	(686,716)
Collection expenses		(12,538)	(13,793)
Deferred acquisition costs		431,058	631,056
Amortization of deferred acquisition costs		(518,265)	(489,529)

		(4,608,190)	(4,643,093)

Net loss on insurance	￦	(379,322)	(209,303)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Maturity of premium reserve as of December 31, 2013 and 2012 are as follows:

	2013
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	127,120	132,806	646,877	983,459	846,873	7,234,458	9,971,593
Fixed interest rate		41,429	37,924	349,342	377,535	1,221,327	2,849,376	4,876,933

Ending balance	￦	168,549	170,730	996,219	1,360,994	2,068,200	10,083,834	14,848,526

	2012
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	9,302	210,736	213,402	1,191,678	661,460	5,967,470	8,254,048
Fixed interest rate		56,883	65,960	219,535	342,018	1,273,608	2,491,885	4,449,889

Ending balance	￦	66,185	276,696	432,937	1,533,696	1,935,068	8,459,355	12,703,937

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

28.	Liability under insurance contracts (continued)

(g)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of December 31, 2013 of contract held at December 31, 2013 and 2012. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

	Assumption		Measurement basis
	2013	2012
Discount rate	3.74% ~ 10.61%	4.50% ~ 5.03%	Future rate of return on invested asset based on the rate scenario suggested by FSS.
Mortality rate	9% ~ 256%	10% ~ 320%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years.
Operating expense rate	Acquisition cost - The first time: 90.0% ~ 586.9% - From the second time: 0% ~ 274.0% Maintenance expense (each case): 1,232won ~ 9,429won Collection expenses (on gross premium): 0won ~438won	Acquisition cost - The first time: 90.0% ~ 674.0% - From the second time: 0% ~ 90.0% Maintenance expense (each case): 1,532won ~6,768won Collection expenses (on gross premium): 132.26won ~ 440.53won	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year
Surrender ratio	0% ~ 60.9%	0.42% ~ 62.57%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2013 and 2012 are as follows:

	2013
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	586,624	1,080,943	494,319
Variable interest		626,862	621,944	(4,918)

		1,213,486	1,702,887	489,401

Non-Participating
Fixed interest		3,920,626	3,546,318	(374,308)
Variable interest		10,706,716	8,446,667	(2,260,049)

		14,627,342	11,992,985	(2,634,357)

Option and Guarantee		23,822	204,963	181,141

	￦	15,864,650	13,900,835	(1,963,815)

	2012
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	584,566	740,489	155,923
Variable interest		483,985	464,575	(19,410)

		1,068,551	1,205,064	136,513

Non-Participating
Fixed interest		3,097,139	2,474,500	(622,639)
Variable interest		6,579,371	5,478,979	(1,100,392)

		9,676,510	7,953,479	(1,723,031)

Option and Guarantee		12,126	67,255	55,129

	￦	10,757,187	9,225,798	(1,531,389)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

28.	Liability under insurance contracts (continued)

Sensitivity analysis as of December 31, 2013 and 2012 are as follows:

	LAT fluctuation
	2013		2012
Discount rate increased by 0.5%	￦	(876,040)	(979,703)
Discount rate decreased by 0.5%		993,435	1,089,958
Operating expense increased by 10%		224,335	229,698
Mortality rate increased by 10%		513,309	545,774
Mortality rate increased by 5%		256,274	272,887
Surrender ratio increased by 10%		165,307	104,501

(*)	As a result of sensitivity analysis above, there are no effects on income and capital, because the increase of LAT exceeds LAT surplus.

29.	Other liabilities

Other liabilities as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Accounts payable	￦	4,854,478	6,123,428
Accrued expenses		3,302,409	3,579,461
Dividend payable		27,837	27,599
Advance receipts		243,412	148,027
Unearned income (*)		318,572	318,604
Withholding value-added tax and other taxes		492,469	344,884
Securities deposit received		654,826	692,303
Present value discount account		(24,397)	(25,716)
Foreign exchange remittances pending		206,405	207,461
Domestic exchange remittances pending		1,022,871	3,032,615
Borrowing from trust account		2,299,929	2,110,786
Due to agencies		588,020	657,855
Deposits for subscription		72,270	101,798
Separate account liabilities		2,203,997	1,922,465
Sundry liabilities		2,538,431	2,042,118
Other		219,286	309,173

	￦	19,020,815	21,592,861

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Beginning balance	￦	158,895	150,177
Deferred income		208,618	184,248
Recognized income		(227,077)	(175,530)

Ending balance	￦	140,436	158,895

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Equity

(a)	Equity as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Capital stock:	￦
Common stock		2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	537,443

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,430

		9,887,335	9,887,199

Capital adjustments		(393,128)	(393,097)

Accumulated other comprehensive income, net of tax:
Valuation gain(loss) on available-for-sale financial assets		956,955	1,225,809
Equity in other comprehensive income of associates		690	5,501
Foreign currency translation adjustments for foreign operations		(146,122)	(88,297)
Net loss from cash flow hedges		1,243	(4,846)
Other comprehensive income of separate account		(117)	1,712
Actuarial gains(losses)		(140,842)	(159,758)

		671,807	980,121

Retained earnings (*1)		14,194,163	12,715,172

Non-controlling interest(*2)		2,316,988	2,541,253

	￦	29,859,661	28,913,144

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	Legal reserve of ￦1,616,961 million and ￦1,557,916 million for the years ended December 31, 2013 and 2012, respectively

2)	Regulatory reserve for loan loss of ￦7,621 million and ￦8,786 million for the years ended December 31, 2013 and 2012, respectively

3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦3,792,011 million for the years ended December 31, 2013

(*2)	The hybrid bonds of ￦2,099,350 million and ￦2,329,760 million issued by Shinhan bank were attributed to non-controlling interests as of December 31, 2013 and 2012, respectively. Dividends to those hybrid bonds of ￦133,268 million and ￦153,989 million were attributed to non-controlling interests for years ended December 31, 2013 and 2012, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2013 and 2012 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding		11,100,000

The capital stock does not match the total amount of the par value for preferred stock issued ￦55,500 million as of December 31, 2013 because redeemable preferred stock (43,711,000 shares) has been repaid by retirement of stock method.

ii)	Preferred stocks issued by the Group as of December 31, 2013 are as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem Series 12 redeemable preferred stock in part or in its entirety during the redeemable period at par value(reflecting contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2013 and 2012 are as follows:

	Issue date	Maturity date	Amount			Interest rate (%)
			2013		2012 (restated)
Hybrid bond	October 24, 2011	October 24, 2041	￦	238,582	238,582	5.80%
	May 22, 2012	May 22, 2042		298,861	298,861	5.34%

			￦	537,443	537,443

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Equity (continued)

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Beginning balance	￦	(393,097)	(392,654)
Other transactions with owners		(31)	(443)

Ending balance	￦	(393,128)	(393,097)

(e)	Accumulated other comprehensive income

i)	Changes in accumulated other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Remeasurements of the defined benefit liability
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Change due to fair value		232,496	(4,979)	—	—	(2,414)	—	225,103
Reclassification
Change due to impairment or disposal		(583,253)	—	—	—	—	—	(583,253)
Effect of hedge accounting		—	—	—	37,580	—	—	37,580
Hedging		4,170	—	71,031	(29,546)	—	—	45,655
Effects from exchange rate fluctuations		(9,374)	—	(116,552)	—	—	—	(125,926)
Remeasurements of the defined benefit liability		—	—	—	—	—	24,635	24,635
Deferred income taxes		85,858	168	(12,324)	(1,944)	584	(6,036)	66,306
Non-controlling interest		1,249	—	20	—	—	317	1,586

Ending balance	￦	956,955	690	(146,123)	1,244	(117)	(140,842)	671,807

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Equity (continued)

	2012(restated)
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Remeasurements of the defined benefit liability
Beginning balance	￦	1,211,196	1,404	(1,841)	(20,501)	1,142	(158,620)	1,032,780
Change due to fair value		449,494	3,220	—	—	841	—	453,555
Reclassification
Change due to impairment or disposal		(438,178)	—	—	—	—	—	(438,178)
Effect of hedge accounting		—	—	—	154,820	—	—	154,820
Hedging		(3,861)	—	82,095	(134,167)	—	—	(55,933)
Effects from exchange rate fluctuations		12,785	—	(151,555)	—	—	—	(138,770)
Remeasurements of the defined benefit liability		—	—	—	—	—	(184)	(184)
Deferred income taxes		(5,038)	877	(17,219)	(4,998)	(270)	363	(26,285)
Non-controlling interest		(589)	—	222	—	—	(1,317)	(1,684)

Ending balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Unappropriated retained earnings:
Balance at beginning of year	￦	4,969,958	4,846,219
Changes in accounting policy		2,650	1,605
Interest on hybrid bond		(29,940)	(23,688)
Net income		731,638	591,494

		5,674,306	5,415,630

Reversal of regulatory reserve for loan loss:		1,165	9,901

		5,675,471	5,425,531

Appropriation of retained earnings:
Legal reserve		73,164	59,045
Dividends
Dividends on common stock		308,230	331,940
Dividends on preferred stock paid		61,938	61,938

		370,168	393,878

		443,332	452,923

Unappropriated retained earnings to be carried over to subsequent year	￦	5,232,139	4,972,608

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won, except per share data)

30.	Equity (continued)

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss including non-controlling interest for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Beginning balance	￦	2,268,459	1,976,425
Provision for (reversal of) regulatory reserve for loan loss		(32,328)	292,034

Ending balance	￦	2,236,131	2,268,459

ii)	Income for the year and earnings per share after adjusted for regulatory reserve for loan loss excluding non-controlling interest for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (restated)
Income for the year	￦	1,902,808	2,321,890
Reversal of regulatory reserve for loan loss		33,112	(284,937)

Income adjusted for regulatory reserve		1,935,920	2,036,953

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	4,083	4,296

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won, except per share data)

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		650	700

Dividends	￦	308,230	331,940

Dividend rate per share (%)		13%	14%

(b)	Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580		61,938	100,000	5.58%

	11,100,000		￦	61,938

	2012
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580		61,938	100,000	5.58%

	11,100,000		￦	61,938

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

31.	Dividends (continued)

(c)	The calculation of dividend for hybrid bond is as follows:

	2013		2012
Amount of hybrid bond	￦	540,000	540,000
Interest rate		5.34%~5.80%	5.34%~5.80%

Dividend	￦	29,939	23,688

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2013 and 2012.

32.	Net interest income

Net interest income for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Interest income
Cash and due from banks	￦	200,853	246,711
Trading assets		492,766	488,954
Financial assets designated at fair value through profit or loss		37,989	25,854
Available-for-sale financial assets		983,076	1,154,229
Held-to-maturity financial assets		527,853	594,684
Loans		10,168,445	11,309,119
Others		177,033	178,558

		12,588,015	13,998,109

Interest expense
Deposits		(3,914,160)	(4,636,873)
Borrowings		(468,395)	(565,090)
Debt securities issued		(1,521,461)	(1,740,174)
Others		(81,143)	(76,254)

		(5,985,159)	(7,018,391)

Net interest income	￦	6,602,856	6,979,718

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Fees and commission income
Credit placement fees	￦	66,891	57,900
Commission received as electronic charge receipt		132,146	133,842
Brokerage fees		328,781	353,694
Commission received as agency		212,982	211,001
Investment banking fees		44,530	70,142
Commission received in foreign exchange activities		143,177	148,271
Asset management fees		50,592	46,936
Credit card fees		2,105,870	2,070,625
Others		404,655	398,693

		3,489,624	3,491,104

Fees and commission expense
Credit-related fee		(38,486)	(38,363)
Credit card fees		(1,726,023)	(1,678,342)
Others		(338,760)	(231,254)

		(2,103,269)	(1,947,959)

Net fees and commission income	￦	1,386,355	1,543,145

34.	Dividend income

Dividend income for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)

Trading assets	￦	6,243	3,102

Available-for-sale financial assets		151,773	171,223

	￦	158,016	174,325

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Trading assets
Gain (loss) on valuation of debt securities	￦	(9,790)	5,989
Gain (loss) on sale of debt securities		(42,150)	40,249
Gain on valuation of equity securities		33,862	34,324
Gain on sale of equity securities		50,660	44,959
Loss on valuation of other trading assets		(91,522)	(6,228)

		(58,940)	119,293

Trading liabilities
Gain(loss) on valuation of securities sold		2,695	(5,850)
Gain(loss) on disposition of securities sold		11,695	(20,614)
Gain on valuation of other trading liabilities		157,547	4,978
Gain on disposition of other trading liabilities		2,355	2,944

		174,292	(18,542)

Derivatives
Gain (loss) on valuation of derivatives		(320,768)	381,040
Gain on transaction of derivatives		282,450	126,070

		(38,318)	507,110

	￦	77,034	607,861

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Financial assets designated at fair value through profit or loss:
Cash and due from banks
Gain on valuation	￦	30,346	38,982
Debt securities
Gain on valuation		7,180	46,370
Gain on sale and redemption		21,858	15,359

		29,038	61,729

Equity securities
Dividend income		688	1,025
Gain (loss) on valuation		(3,210)	6,273
Gain on sale		26,786	16,443

		24,264	23,741

Financial liabilities designated at fair value through profit or loss:
Borrowings
Gain (loss) on valuation		143,329	(445,455)
Loss on disposal and redemption		(348,997)	(211,067)

		(205,668)	(656,522)

	￦	(122,020)	(532,070)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Impairment loss
Loans	￦	1,082,366	1,324,786
Available-for-sale financial assets		229,614	121,004
Other		42,561	—

		1,354,541	1,445,790

Reversal of impairment loss
Available-for-sale financial assets		14,644	20,149
Others		—	9,421

		14,644	29,570

	￦	1,339,897	1,416,220

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Employee benefits	￦	2,497,504	2,433,958
Salaries		2,330,885	2,228,600
Severance benefits		76,523	160,894
Defined contribution		15,371	14,643
Defined benefit		61,152	146,251
Termination benefits		90,096	44,464
Rent		348,239	338,536
Entertainment		34,224	34,987
Depreciation		203,168	201,771
Amortization		116,562	97,066
Taxes and dues		164,906	161,975
Advertising		211,304	188,358
Research		12,733	12,447
Others		613,910	592,478

	￦	4,202,550	4,061,576

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won, except per share data)

39.	Share-based payments

(a)	Stock options granted as of December 31, 2013 are as follows:

	4th grant		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	￦	28,006	￦	38,829	￦	54,560	￦	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise year		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2013		102,389		2,012,706		1,025,856		619,778
Exercised		—		1,904,350		—		—

Balance at December 31, 2013		102,389		108,356		1,025,856		619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate		—		—		2.64%		2.64%
Expected exercise year		—		—		2 months		8 months
Expected stock price volatility		—		—		16.91%		19.76%
Expected dividend yield		—		—		1.82%		1.61%
Weighted average fair value per share	￦	19,294	￦	8,471	￦	5	￦	2,228

The weighted average exercise price for 1,856,379 options outstanding as of December 31, 2013 is ￦50,339. As of December 31, 2013, the exercise of the remaining stock options was temporarily prohibited and after the suspension, the exercise period will be extended.

(b)	Performance shares granted as of December 31, 2013 are as follows:

	Content
	Expired		Non-expired
Type		Cash-settled share-based payment
Performance conditions		Increase rate of stock price and achievement of target ROE
Number of shares estimated at December 31, 2013		381,134		492,462
Fair value per share in won	￦	45,926	￦	47,300

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. So the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won, except per share data)

39.	Share-based payments (continued)

(c)	Share-based compensation costs for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	￦	76	789	865
5th		494	3,190	3,684
6th		(9)	(62)	(71)
7th		81	427	508
Performance share		2,189	12,272	14,461

	￦	2,831	16,616	19,447

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	￦	430	1,814	2,244
5th		(1,235)	(6,938)	(8,173)
6th		(200)	(1,411)	(1,611)
7th		(188)	(992)	(1,180)
Performance share		1,163	7,807	8,970

	￦	(30)	280	250

(d)	Accrued expenses and the intrinsic value as of December 31, 2013 and 2012 are as follows:

	2013
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	￦	173	1,802	1,975
5th		54	864	918
6th		1	4	5
7th		220	1,161	1,381
Performance share		5,267	35,531	40,798

	￦	5,715	39,362	45,077

The intrinsic value of share-based payments is ￦43,691 million based on the quoted market price ￦47,300 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won, except per share data)

39.	Share-based payments (continued)

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	￦	97	1,013	1,110
5th		322	1,809	2,131
6th		9	67	76
7th		139	734	873
Performance share		3,077	23,259	26,336

	￦	3,644	26,882	30,526

The intrinsic value of share-based payments is ￦27,489 million based on the quoted market price ￦38,850 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

40.	Net other operating income (expense)

Other operating income and other operating expense for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Other operating income
Gain on sale of assets:
Loans	￦	219,423	69,977
Others:
Gain on hedge activity		336,650	190,680
Reversal of allowance for acceptances and guarantee		5,317	10
Gain on trust account		3,960	3,255
Gain on other allowance		19,582	37,832
Others		259,070	91,679

		624,579	323,456

		844,002	393,433

Other operating expense
Loss on sale of assets:
Loans		(36,580)	(40,397)
Others:
Loss on hedge activity		(363,531)	(342,004)
Contribution		(249,730)	(252,231)
Loss on allowance for acceptances and guarantee		(27,223)	(7,960)
Loss on other allowance		(56,903)	(36,896)
Depreciation of operating lease assets		(7,734)	(7,761)
Others		(641,988)	(429,703)

		(1,347,109)	(1,076,555)

		(1,383,689)	(1,116,952)

Net other operating expenses	￦	(539,687)	(723,519)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

41.	Net other non-operating expenses

Other non-operating income and other non-operating expense for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Other non-operating income
Gain on sale of assets:
Property and equipment	￦	1,405	688
Investment property		5,170	315
Non-current assets held-for-sale		3,012	14,572
Lease assets		898	3,568
Others		193	222

		10,678	19,365

Gain on sale of Investments in associates		59	36,084

Others:
Rental income on investment property		52,733	44,885
Reversal of impairment loss on Intangible asset		170	32
Gain from assets contributed		561	5,039
Gain on bond retirement		—	24
Gains on conversion of convertible bond		—	7,217
Others		92,099	110,148

		145,563	167,345

		156,300	222,794

Other non-operating expense
Loss on sale of assets:
Property and equipment		(3,301)	(1,065)
Investment property		—	(426)
Lease assets		(1,094)	(1,368)
Others		—	(65)

		(4,395)	(2,924)

Loss on sale of Investments in associates		—	(1,423)
Impaired loss on Investments in associates		(239)	(8,977)

		(239)	(10,400)

Others:
Donations		(48,619)	(74,073)
Depreciation of investment properties		(17,238)	(14,045)
Impaired loss on property and equipment		(85)	—
Impaired loss on intangible assets		(2,746)	(58,549)
Write-off of intangible assets		(552)	(585)
Loss on bond retirement		(1,780)	(10,256)
Collecting of written-off expenses		(5,740)	(6,414)
Others		(37,638)	(20,417)

		(114,398)	(184,339)

		(119,032)	(197,663)

Net other non-operating income	￦	37,268	25,131

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Current income tax expense	￦	682,629	819,320
Adjustment for prior periods		(1,785)	(7,838)
Origination and reversal of temporary differences		(124,002)	(46,740)
Income tax recognized in other comprehensive income		65,723	(26,015)

Income tax expenses	￦	622,565	738,727

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Income before income taxes	￦	2,682,135	3,230,636
Income taxes at statutory tax rates		647,942	781,826
Adjustments:
Non-taxable income		(37,017)	(42,217)
Non-deductible expense		14,304	10,837
Tax credit		(1,982)	(1,819)
Other		1,103	(2,062)
Refund due to adjustments of prior year tax returns		(1,785)	(7,838)
Income tax expense	￦	622,565	738,727

Effective tax rate (%)		23.21%	22.87%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(149,438)	(700)	—	(150,138)
Account receivable		(12,970)	11,072	—	(1,898)
Trading assets		(10,435)	(8,335)	—	(18,770)
Available-for-sale		57,009	86,095	86,845	229,949
Investment in subsidiaries		(10,545)	3,820	168	(6,557)
Valuation and depreciation of property and equipment		(145,683)	(4)	—	(145,687)
Derivative asset (liability)		50,666	(29,433)	(1,944)	19,289
Deposits		32,000	(6,310)	—	25,690
Accrued expenses		64,051	8,270	—	72,321
Defined benefit obligation		221,239	(13,179)	(6,345)	201,715
Plan assets		(154,768)	(40,016)	318	(194,466)
Other provisions		234,739	(2,348)	—	232,391
Allowance for acceptances and guarantees		18,659	3,838	—	22,497
Allowance related to asset revaluation		(44,873)	84	—	(44,789)
Allowance for expensing depreciation		(746)	56	—	(690)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		14,841	(2,605)	—	12,236
Financial assets designated at fair value through profit of loss		(65,209)	36,330	—	(28,879)
Allowances		44,579	(8,274)	—	36,305
Fictitious dividend		1,069	5,442	—	6,511
Liability under insurance contracts		3,329	2,436	—	5,765
Other		(90,630)	11,975	(13,319)	(91,974)

	￦	58,218	58,214	65,723	182,155

(*)	Defered tax assets from overseas subsidiaries were decreased by ￦65 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

42.	Income tax expense (continued)

	2012(restated)
	Beginning balance		Profit or loss	Other comprehensive income	Change in subsidiaries	Ending balance
Unearned income	￦	(134,399)	(15,039)	—	—	(149,438)
Account receivable		(18,044)	5,074	—	—	(12,970)
Trading assets		(5,665)	(4,770)	—	—	(10,435)
Available-for-sale		3,646	58,401	(5,038)	—	57,009
Investment in subsidiaries		6,006	(17,428)	877	—	(10,545)
Valuation and depreciation of property and equipment		(162,899)	17,565	—	(349)	(145,683)
Derivative asset (liability)		33,762	21,902	(4,998)	—	50,666
Deposits		37,508	(5,508)	—	—	32,000
Accrued expenses		69,707	(5,656)	—	—	64,051
Defined benefit obligation		132,058	87,570	68	1,543	221,239
Plan assets		(127,344)	(27,719)	295	—	(154,768)
Other provisions		260,397	(25,658)	—	—	234,739
Allowance for acceptances and guarantees		26,540	(7,881)	—	—	18,659
Allowance related to asset revaluation		(44,873)	—	—	—	(44,873)
Allowance for expensing depreciation		(802)	56	—	—	(746)
Deemed dividend		1,334	—	—	—	1,334
Accrued contributions		20,282	(5,441)	—	—	14,841
Financial assets designated at fair value through profit of loss		(52,642)	(12,567)	—	—	(65,209)
Allowances		9,581	34,998	—	—	44,579
Fictitious dividend		1,077	(8)	—	—	1,069
Liability under insurance contracts		2,591	738	—	—	3,329
Other		(48,173)	(25,630)	(17,219)	392	(90,630)

	￦	9,648	72,999	(26,015)	1,586	58,218

(*)	Defered tax assets from overseas subsidiaries were decreased by ￦244 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2013 and 2012 are as follows:

	December 31, 2012(restated)			Changes		December 31, 2013
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	￦	1,617,225	(391,415)	(354,713)	85,858	1,262,512	(305,557)
Foreign currency translation adjustments for foreign operations		(75,619)	(12,679)	(45,501)	(12,324)	(121,120)	(25,003)
Gain(loss) on cash flow hedge		(6,393)	1,547	8,034	(1,944)	1,641	(397)
Equity in other comprehensive income of associates		4,741	761	(4,980)	168	(239)	929
The accumulated other comprehensive income in separate account(*)		2,259	(548)	(2,413)	584	(154)	36
Remeasurements of the defined benefit liability		(210,762)	51,004	24,952	(6,036)	(185,810)	44,968

Income tax charged or credited directly to equity	￦	1,331,451	(351,330)	(374,621)	66,306	956,830	(285,024)

	January 1, 2012(restated)			Changes		December 31, 2012(restated)
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	￦	1,599,335	(386,377)	17,890	(5,038)	1,617,225	(391,415)
Foreign currency translation adjustments for foreign operations		(8,143)	4,540	(67,476)	(17,219)	(75,619)	(12,679)
Gain(loss) on cash flow hedge		(27,047)	6,545	20,654	(4,998)	(6,393)	1,547
Equity in other comprehensive income of associates		1,520	(116)	3,221	877	4,741	761
The accumulated other comprehensive income in separate account(*)		1,419	(277)	840	(271)	2,259	(548)
Remeasurements of the defined benefit liability		(209,261)	50,641	(1,501)	363	(210,762)	51,004

Income tax charged or credited directly to equity	￦	1,357,823	(325,044)	(26,372)	(26,286)	1,331,451	(351,330)

(*)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

42.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)

Tax loss carry forward(*)	￦	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years

Tax loss carry forward	￦	—	—	—	99,449

(f)	The amount of deferred tax liabilities regarding investment in subsidiaries which are not recognized as of December 31, 2013 and 2012 are as follows:

	2013	2012(restated)

Investment in associates	￦ (10,357)	(11,346)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)

Deferred tax assets	￦	216,483	213,115
Deferred tax liabilities		(34,328)	(154,897)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won, except per share data)

43.	Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2013 and 2012 are as follows:

		2013		2012(restated)
Net income for the year		￦	1,902,808	2,321,890
Less:	dividends on preferred stock		61,938	77,100
	hybrid bond		29,940	23,688

			91,878	100,788

Net income available for common stock			1,810,930	2,221,102
Weighted average number of common shares outstanding			474,199,587	474,199,587

Earnings and diluted per share in won		￦	3,819	4,684

44.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Guarantees
Guarantee outstanding	￦	10,564,718	9,627,145
Contingent guarantees		5,053,750	5,203,826

		15,618,468	14,830,971

Commitments to extend credit
Loan commitments in won		53,343,728	51,984,314
Loan commitments in foreign currency		20,120,391	19,271,257
ABS and ABCP Commitments(*)		1,599,331	2,019,404
Others		1,185,788	1,183,413

		76,249,238	74,458,388

Endorsed bills
Secured endorsed bills		54,460	3,946
Unsecured endorsed bills		11,327,272	11,519,392

		11,381,732	11,523,338

Loans sold with recourse		2,099	2,099

	￦	103,251,537	100,814,796

(*)	The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. As the Group’s interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities. The Group provides ABCP purchase agreement amounting to ￦362,277 million to the structured entities described above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

44.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2013 were as follows.

Case	Number of claim	Descriptions	Claim amount
Contract void check and the return of unfair profits	35	As of December 31, 2013, the Group provided provision for the lawsuits that had been filed to nullify investor’s obligations under the KIKO contracts. The cases are currently pending at the second appeal or the final appeal. As of December 31, 2013, the Group believes that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The Group has recorded a provision or a liability related to this claim.	164,865

Claimed for principal and interest of the ABCP	1	A holder of an Asset Backed Commercial Paper (“ABCP”) has claimed for principal and interest of the ABCP against the Group, the broker of the ABCP deal, as the Group had refused to pay insisting the line of credit was provided illegally by their employee. As of December 31, 2013, the Group believes that there are remote possibilities of resource outflows in respect of the lawsuit, considering other similar litigations. The Group has not recorded a provision or a liability related to this claim.	65,000

Compensation for a loss	1	The plaintiff has filed a lawsuit against the Group claiming that the Group should compensate for a loss of the damaged right of management insisting the Group had purchased the shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The first appeal has been ruled in favor of the plaintiff. The Group has appealed and such appeal is currently pending at the second appeal. As of December 31, 2013, the Group believes that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The Group has recorded a provision or a liability related to this claim.	53,069

Claimed uncollected receivables of goods	1	A plaintiff claimed uncollected receivables of goods against the Group since the plaintiff had delivered goods based on a bank guarantee forged by the Group issued. The case is currently pending at the first appeal and the Group recorded a provision based on similar litigations.	43,362

Refund a cost of the fixed collateral establishment	86	The plaintiffs have filed the lawsuits against the Group claiming that the Group should refund a cost of the fixed collateral establishment insisting a loan agreement was unfair and invalid since it prescribed that the cost should be paid by the borrower. As of December 31, 2013, the Group believes that there are remote possibilities of resource outflows due to the lawsuits. The Group has not recorded a provision or a liability related to this claim.	11,436

Claimed for price collusion	19	The plaintiffs have filed the lawsuits against the Group claiming the price collusion for value added network fee.	33,724

Other	224	Various cases such as a compensation for a loss claim.	259,150

	367		630,606

As of December 31, 2013, the Group recorded ￦106,202 million as Provisions and ￦673 million as Liabilities under insurance contracts with respect to these lawsuits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Cash and due from banks	￦	16,484,168	13,511,704
Due from financial institutions with a maturity over three months from date of acquisition		(4,320,575)	(3,974,234)
Restricted due from banks		(6,142,417)	(4,529,705)

	￦	6,021,176	5,007,765

(b)	Significant non-cash activities for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Increase in available-for-sale financial assets from debt-equity swap	￦	159,966	61,893
Transfers from construction-in-progress to property and equipment		134,790	13,651
Transfers between property and equipment and investment property		43,768	6,701
Transfers from property and equipment to assets held for sale		6,278	21,507
Transfers from investment property to assets held for sale		228,762	22,825

(c)	On January 11, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank by acquiring an 100 % of the outstanding and voting interests for ￦45,813 million won in consideration.

Net cash inflow was ￦385,291 million from business combination as the investee had cash and cash equivalents of ￦431,104 million.

As of the acquisition date, the Group acquired cash and cash equivalents amounting to ￦90,010 million and ￦5,260 million through business combination with Tomato Savings Bank Co., Ltd and Everdigm, Corp., respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of December 31, 2013 and 2012 are as follows:

Related party	Account	2013		2012
Investments in associates
Aju Capital co., Ltd	Loans and receivables	￦	50,000	50,000
”	Allowances		(275)	(254)
”	Deposits		467	20,297
UAMCO., Ltd	Deposits		1,719	517
Pohang TechnoPark2PFV	Deposits		14,689	14,794
Shinhan Corporate Restructuring Fund 5th	Account Receivable		27	27
”	Allowances		(27)	(27)
Cardif Life Insurance	Credit card assets		103	94
”	Deposits		231	2,353
Key management personnel and their immediate relatives
Loans and receivables			4,560	3,221

Assets			54,388	53,061
Liabilities		￦	17,106	37,961

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

46.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2013 and 2012 are as follows:

Related party	Account	2013		2012
Investments in associates
Aju Capital co., Ltd	Interest income	￦	1,059	2,042
”	Net other operating income		—	11
”	Interest expense		(24)	—
”	Allowance for impairment		(21)	—
UAMCO., Ltd	Interest income		115	311
”	Interest expense		(1)	—
”	Allowance for impairment		—	52
Pohang TechnoPark2PFV	Net other operating income		—	286
”	Interest expense		(15)	(17)
”	Allowance for impairment		—	3
Cardif Life Insurance	Fees and commission income		168	271
Shinhan K2 Secondary Fund	”		464	281
NSC New Technology Fund 1st	”		88	—
Key management personnel and their immediate relatives
Interest income			168	135

		￦	2,001	3,375

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Short-term employee benefits	￦	18,980	23,679
Severance benefits		322	503
Share-based payment transactions		6,475	3,904

	￦	25,777	28,086

(d)	There are no guarantees provided between the related parties as of December 31, 2013 and 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

47.	Investment in subsidiaries

(a)	Condensed financial information for the Group’s subsidiaries.

i) Condensed financial position for the Group’s subsidiaries as of December 31, 2013 and 2012 are as follows:

	2013				2012(restated)
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	￦	27,424,645	7,450,173	19,974,472	27,212,924	7,546,003	19,666,921
Shinhan Bank		238,045,694	217,509,614	20,536,080	237,395,784	217,058,924	20,336,860
Shinhan Card Co., Ltd.		21,649,234	15,540,451	6,108,783	22,279,918	16,546,741	5,733,177
Shinhan Investment Corp.		19,097,725	16,862,018	2,235,707	16,465,338	14,287,115	2,178,223
Shinhan Life Insurance Co., Ltd		19,385,187	18,085,212	1,299,975	16,942,184	15,617,037	1,325,147
Shinhan Capital Co., Ltd.		3,772,378	3,252,627	519,751	3,526,185	3,053,871	472,314
Jeju Bank		3,196,049	2,903,954	292,095	3,146,674	2,868,780	277,894
Shinhan Credit Information Co., Ltd.		21,026	7,303	13,723	19,176	5,659	13,517
Shinhan Private Equity		572,884	488,850	84,034	604,946	524,358	80,588
Shinhan BNP Paribas AMC		169,611	20,982	148,629	168,911	23,218	145,693
SHC Management Co., Ltd.		8,804	1,705	7,099	8,747	331	8,416
Shinhan Data system		20,542	12,360	8,182	16,298	8,594	7,704
Shinhan Savings Bank		777,096	681,113	95,983	636,115	542,861	93,254
Shinhan Aitas Co., Ltd.		34,584	4,146	30,438	30,976	4,309	26,667

	￦	334,175,459	282,820,508	51,354,951	328,454,176	278,087,801	50,366,375

(*1)	Summarized financial information of the subsidiaries is based of consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

47.	Investment in subsidiaries (continued)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the years ended December 31, 2013 and 2012 are as follows:

	2013				2012(restated)
	Operating revenue		Net Income (loss)	Total comprehensive income (loss)	Operating revenue	Net Income (loss)	Total comprehensive income (loss)
Shinhan financial group (separate)	￦	1,107,013	731,638	731,369	992,793	591,494	590,449
Shinhan Bank		15,470,116	1,373,177	1,014,975	17,382,529	1,662,718	1,526,684
Shinhan Card Co., Ltd.		4,591,704	658,074	776,419	4,585,830	741,772	802,663
Shinhan Investment Corp.		2,692,355	75,366	67,911	1,981,935	63,912	78,307
Shinhan Life Insurance Co., Ltd		5,057,368	79,690	15,423	5,240,366	215,303	201,838
Shinhan Capital Co., Ltd.		313,499	50,372	48,074	370,696	4,746	(3,108)
Jeju Bank		176,138	20,483	15,452	193,712	23,041	29,977
Shinhan Credit Information Co., Ltd.		29,399	155	259	29,924	(48)	1
Shinhan Private Equity		254,458	8,836	8,852	40,882	1,185	1,185
Shinhan BNP Paribas AMC		97,981	31,468	31,455	102,473	31,302	30,497
SHC Management Co., Ltd.		237	31,468	31,468	293	150	150
Shinhan Data system		62,858	(1,317)	(1,923)	58,170	1,623	946
Shinhan Savings Bank Co., Ltd.		75,929	(29,919)	(30,622)	124,244	(23,427)	(26,467)
Shinhan Aitas Co., Ltd.		27,608	3,770	3,770	4,385	(513)	(513)

	￦	29,956,663	3,033,261	2,712,882	31,108,232	3,313,258	3,232,609

(*1)	Summarized financial informations about the subsidiary are the amount after consolidation, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

47.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i) Subsidiaries newly excluded in the Group for the year ended December 31, 2013 are as follows :

Subsidiary	Reason
Symphony Energy Co., Ltd.	The investee is in liquidated for the current period.

ii) Subsidiaries newly consolidated in the Group for the year ended December 31, 2012 were as follows:

Subsidiary	Reason
Everdigm Corp.	The practical ability to direct the relevant activities.

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

48.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Borrowings from trust account	￦	2,299,929	2,110,786

(b)	Transactions with trust business for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012(restated)
Trust management fees	￦	42,347	40,716
Commission income		—	24
Interest on borrowings from trust account		50,050	44,224

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

49.	Interests in Unconsolidated Structured Entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, investment fund and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The group is involved in the securitization vehicles by purchasing the asset-backed securities issued, or providing credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc.

The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Investment fund

Investment funds include trusts, private equity fund and corporate restructuring fund which are financed through the issue of units to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors.

The Group invests in units issued by the fund and manages assets on behalf of third-party investors as fund manager (including General Partner).

i)	The size of unconsolidated structured entities as of December 31, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Total assets	￦	45,419,633	86,940,716	97,206,654	229,567,003

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

49.	Interests in Unconsolidated Structured Entities (continued)

(b)	Nature of risks

i)	The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	165,698	5,156,721	12,361	5,334,780
Trading assets		230,729	—	41,008	271,737
Derivative assets		884	1,075	—	1,959
Available for sale financial assets		1,074,673	237,146	1,991,374	3,303,193
Held-to-maturity financial assets		119,945	—	—	119,945
Other assets		580	—	—	580

		1,592,509	5,394,942	2,044,743	9,032,194

ii)	Exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,592,509	5,394,942	2,044,743	9,032,194
ABS and ABCP commitments		157,000	183,800	18,913	359,713
Loan commitments		1,258,531	783,639	18,449	2,060,619
Guarantees		—	5,410	—	5,410

	￦	3,008,040	6,367,791	2,082,105	11,457,936

iii)	Losses incurred by the Group relating to its interests in unconsolidated structured entities for the year ended December 31, 2013 was as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Losses	￦	1,801	—	18,866	20,667